Exhibit 99.1

Semi-Annual Report
As of and for the six months ended June 30, 2024

Cautionary Statements Concerning Forward Looking Statements
Statements contained in this Semi-Annual report, particularly those regarding possible or assumed future performance, competitive strengths, costs, dividends, reserves, our growth, industry growth and other trends and projections and estimated company earnings are “forward-looking statements” that contain risks and uncertainties. In some cases, words such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, or similar terms are used to identify forward-looking statements. These forward-looking statements reflect our current views with respect to future events and involve significant risks and uncertainties that could cause actual results to differ materially.
These risks and uncertainties include, without limitation:
•our ability to launch new products successfully and to maintain vehicle shipment volumes;
•changes in the global financial markets, general economic environment and changes in demand for automotive products, which is subject to cyclicality;
•our ability to successfully manage the industry-wide transition from internal combustion engines to full electrification;
•our ability to offer innovative, attractive products, and to develop, manufacture and sell vehicles with advanced features, including enhanced electrification, connectivity and autonomous-driving characteristics;
•our ability to produce or procure electric batteries with competitive performance, cost and at required volumes;
•our ability to successfully launch new businesses and integrate acquisitions;
•a significant malfunction, disruption or security breach compromising information technology systems or the electronic control systems contained in our vehicles;
•exchange rate fluctuations, interest rate changes, credit risk and other market risks;
•increases in costs, disruptions of supply or shortages of raw materials, parts, components and systems used in our vehicles;
•changes in local economic and political conditions;
•changes in trade policy, the imposition of global and regional tariffs or tariffs targeted to the automotive industry, the enactment of tax reforms or other changes in laws and regulations;
•the level of governmental economic incentives available to support the adoption of battery electric vehicles;
•the impact of increasingly stringent regulations regarding fuel efficiency requirements and reduced greenhouse gas and tailpipe emissions;
•various types of claims, lawsuits, governmental investigations and other contingencies, including product liability and warranty claims and environmental claims, investigations and lawsuits;
•material operating expenditures in relation to compliance with environmental, health and safety regulations;
•the level of competition in the automotive industry, which may increase due to consolidation and new entrants;
•our ability to attract and retain experienced management and employees;
•exposure to shortfalls in the funding of our defined benefit pension plans;

•our ability to provide or arrange for access to adequate financing for dealers and retail customers and associated risks related to the operations of financial services companies;
•our ability to access funding to execute our business plan;
•our ability to realize anticipated benefits from joint venture arrangements;
•disruptions arising from political, social and economic instability;
•risks associated with our relationships with employees, dealers and suppliers;
•our ability to maintain effective internal controls over financial reporting;
•developments in labor and industrial relations and developments in applicable labor laws;
•earthquakes or other disasters; and
•other factors discussed elsewhere in this report.
Furthermore, in light of the inherent difficulty in forecasting future results, any estimates or forecasts of particular periods that are provided in this report are uncertain. We expressly disclaim and do not assume any liability in connection with any inaccuracies in any of the forward-looking statements in this report or in connection with any use by any third party of such forward-looking statements. Actual results could differ materially from those anticipated in such forward-looking statements. We do not undertake an obligation to update or revise publicly any forward-looking statements.
Additional factors which could cause actual results and developments to differ from those expressed or implied by the forward-looking statements are included in the section — Risks and uncertainties of this Semi-Annual Report.

CERTAIN DEFINED TERMS
In this Semi-Annual Report, unless otherwise specified, the terms “we”, “our”, “us”, the “Company” and “Stellantis” refer to Stellantis N.V., together with its consolidated subsidiaries, or any one or more of them, as the context may require.
References to “FCA” and “FCA N.V.” mean Fiat Chrysler Automobiles N.V. or Fiat Chrysler Automobiles N.V. together with its consolidated subsidiaries, or any one or more of them, as the context may require.
References to “PSA” and “Groupe PSA” mean Peugeot S.A. or Peugeot S.A. together with its consolidated subsidiaries, or any one or more of them, as the context may require.
References to the “merger” refer to the merger between PSA and FCA completed on January 16, 2021 and resulting in the creation of Stellantis.
All references in this Semi-Annual Report to “Euro” and “€” refer to the currency issued by the European Central Bank. Stellantis’ financial information is presented in Euro. All references to “U.S. Dollars”, “U.S. Dollar”, “USD” and “$” refer to the currency of the United States of America (“U.S.”).
The Semi-Annual Report is filed with the Dutch Authority for Financial Markets (Autoriteit Financiële Markten, the “AFM”) and is furnished to the U.S. Securities and Exchange Commission (“SEC”) on Form 6-K.

MANAGEMENT DISCUSSION AND ANALYSIS
Highlights

	Six months ended June 30,
(€ million, except shipments, which are in thousands of units, and per share amounts)	2024	2023
Combined shipments(1)	2,931	3,327
Consolidated shipments(2)	2,872	3,202

Net revenues	85,017	98,368
Net profit/(loss)	5,647	10,918
Adjusted operating income(3)	8,463	14,126

Earnings per share(4)
Basic earnings per share (€)	1.87	3.48
Diluted earnings per share (€)	1.86	3.45
Adjusted diluted earnings per share (€)(5)	2.36	3.61

Ordinary dividends, per share (€)	1.55	1.34

	Six months ended June 30,
(€ million)	2024	2023
Net cash from/(used in) operating activities	€4,889	€13,393
Industrial free cash flows	(392)	8,655

(€ million)	At June 30, 2024	At December 31, 2023
Available liquidity	€55,654	€62,610
Of which: Industrial Available liquidity	53,902	61,056
Industrial net financial position(6)	22,227	29,487
________________________________________________________________________________________________________________________________________________
(1) Combined shipments include shipments from Stellantis' consolidated subsidiaries and unconsolidated joint ventures. China shipments from Dongfeng Peugeot Citroën Automobiles (“DPCA”) are no longer included in combined shipments as of November 2023. Prior periods have not been restated
(2) Consolidated shipments only include shipments from Stellantis' consolidated subsidiaries
(3) Refer to sections — Non-GAAP Financial Measures, Company results and Results by segment in this Semi-Annual Report for further discussion
(4) Refer to Note 20, Earnings per share, in the Semi-Annual Condensed Consolidated Financial Statements included in this Semi-Annual Report
(5) Refer to sections — Non-GAAP Financial Measures and Company Results in this Semi-Annual Report for further discussion
(6) Refer to sections — Non-GAAP Financial Measures and Liquidity and capital resources in this Semi-Annual Report for further discussion

Non-GAAP financial measures
We monitor our operations through the use of several non-generally accepted accounting principles (“non-GAAP”) financial measures: Adjusted operating income, Industrial free cash flows and Industrial net financial position. We believe that these non-GAAP financial measures provide useful and relevant information regarding our operating results and enhance the overall ability to assess our financial performance and financial position. They provide us with comparable measures which facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions. These and similar measures are widely used in the industry in which we operate, however, these financial measures may not be comparable to other similarly titled measures of other companies and are not intended to be substitutes for measures of financial performance as prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), as well as IFRS as adopted by the European Union.
Adjusted operating income/(loss): Adjusted operating income/(loss) excludes from Net profit/(loss) adjustments comprising restructuring and other termination costs, impairments, asset write-offs, disposals of investments and unusual operating income/(expense) that are considered rare or discrete events and are infrequent in nature, as inclusion of such items is not considered to be indicative of the Company's ongoing operating performance, and also excludes Net financial expenses/(income) and Tax expense/(benefit).
Unusual operating income/(expense) are impacts from strategic decisions, as well as events considered rare or discrete and infrequent in nature, as inclusion of such items is not considered to be indicative of the Company's ongoing operating performance. Unusual operating income/(expense) includes, but may not be limited to:
•Impacts from strategic decisions to rationalize Stellantis’ core operations;
•Facility-related costs stemming from Stellantis’ plans to match production capacity and cost structure to market demand; and
•Convergence and integration costs directly related to significant acquisitions or mergers.
Adjusted operating income/(loss) is used for internal reporting to assess performance and as part of the Company's forecasting, budgeting and decision making processes as it provides additional transparency to the Company's core operations. We believe this non-GAAP measure is useful because it excludes items that we do not believe are indicative of the Company’s ongoing operating performance and allows management to view operating trends, perform analytical comparisons and benchmark performance between periods and among our segments. We also believe that Adjusted operating income/(loss) is useful for analysts and investors to understand how management assesses the Company’s ongoing operating performance on a consistent basis. In addition, Adjusted operating income/(loss) is one of the metrics used in the determination of the annual performance bonus for the Chief Executive Officer of the Company and other eligible employees, including members of the Top Executive Team.

Refer to the sections Company results and Results by segment below for further discussion and for a reconciliation of this non-GAAP measure to Net profit/(loss), which is the most directly comparable measure included in our Semi-Annual Condensed Consolidated Income Statement. Adjusted operating income/(loss) should not be considered as a substitute for Net profit/(loss), cash flow or other methods of analyzing our results as reported under IFRS.
Adjusted operating income/(loss) margin: is calculated as Adjusted operating income/(loss) divided by Net revenues.
Adjusted diluted earnings per share (“EPS”): is calculated by adjusting Diluted earnings per share from operations for the post-tax impact per share of the same items excluded from Adjusted operating income as well as tax expense/(benefit) items that are considered rare or infrequent, or whose nature would distort the presentation of the ongoing tax charge of the Company. We believe this non-GAAP measure is useful because it also excludes items that we do not believe are indicative of the Company’s ongoing operating performance and provides investors with a more meaningful comparison of the Company’s ongoing quality of earnings. Refer to the section Company results below for a reconciliation of this non-GAAP measure to Diluted earnings per share from operations, which is the most directly comparable measure included in our Semi-Annual Condensed Consolidated Financial Statements. Adjusted diluted EPS should not be considered as a substitute for Basic earnings per share, Diluted earnings per share from operations or other methods of analyzing our quality of earnings as reported under IFRS.

Industrial free cash flows: is our key cash flow metric and is calculated as Cash flows from operating activities less: (i) cash flows from operating activities from discontinued operations; (ii) cash flows from operating activities related to financial services, net of eliminations; (iii) investments in property, plant and equipment and intangible assets for industrial activities and (iv) contributions of equity to joint ventures and minor acquisitions of consolidated subsidiaries and equity method and other investments; and adjusted for: (i) net intercompany payments between continuing operations and discontinued operations; (ii) proceeds from disposal of assets and (iii) contributions to defined benefit pension plans, net of tax. The timing of Industrial free cash flows may be affected by the substantive timing of monetization of receivables, factoring and the payment of accounts payables, as well as changes in other components of working capital, which can vary from period to period due to, among other things, cash management initiatives and other factors, some of which may be outside of the Company’s control. In addition, Industrial free cash flows is one of the metrics used in the determination of the annual performance bonus for the Chief Executive Officer of the Company and other eligible employees, including members of the Top Executive Team.
Refer to Liquidity and capital resources —Industrial free cash flows for further information and the reconciliation of this non-GAAP measure to Cash flows from operating activities, which is the most directly comparable measure included in our Semi-Annual Condensed Consolidated Statement of Cash Flows. Industrial free cash flows should not be considered as a substitute for Net profit/(loss), cash flow or other methods of analyzing our results as reported under IFRS.
Industrial net financial position is calculated as: Debt plus derivative financial liabilities related to industrial activities less (i) cash and cash equivalents; (ii) financial securities that are considered liquid; (iii) current financial receivables from the Company or its jointly controlled financial services entities and (iv) derivative financial assets and collateral deposits. Therefore, debt, cash and cash equivalents and other financial assets/liabilities pertaining to Stellantis’ financial services entities are excluded from the computation of the Industrial net financial position. Industrial net financial position includes the Industrial net financial position classified as held for sale. We believe Industrial net financial position is useful in providing a measure of the Company’s net cash, considering cash and cash equivalents and financial securities. Due to different sources of cash flows used for the repayment of the financial debt between industrial activities and financial services (by cash from operations for industrial activities and by collection of financial receivables for financial services) and the different business structure and leverage implications, we provide a separate analysis of Net financial position between industrial activities and financial services. Refer to Liquidity and capital resources —Industrial net financial position for further information.

Company results
The following is a discussion of the Company's results of operations for the six months ended June 30, 2024 compared to the six months ended June 30, 2023.

	Six months ended June 30,
(€ million)	2024	2023
Net revenues	€85,017	€98,368
Cost of revenues	69,818	76,934
Selling, general and other costs	4,564	4,921
Research and development costs	2,819	2,735
Gains/(losses) on disposal of investments	(46)	22
Restructuring costs	1,212	552
Share of the profit/(loss) of equity method investees	81	293
Operating income/(loss)	6,639	13,541
Net financial expenses/(income)	(350)	(69)
Profit/(loss) before taxes	6,989	13,610
Tax expense/(benefit)	1,342	2,692
Net profit/(loss)	€5,647	€10,918

Net profit/(loss) attributable to:
Owners of the parent	€5,624	€10,923
Non-controlling interests	€23	€(5)
Net revenues

	Six months ended June 30,		Increase/(Decrease)
(€ million)	2024	2023	2024 vs. 2023
Net revenues	€85,017	€98,368	(13.6)%
See — Results by segment below for a discussion of Net revenues for each of our six reportable segments (North America, Enlarged Europe, Middle East & Africa, South America, China and India & Asia Pacific, and Maserati).
Cost of revenues

	Six months ended June 30,		Increase/(Decrease)
(€ million)	2024	2023	2024 vs. 2023
Cost of revenues	€69,818	€76,934	(9.2)%
Cost of revenues as % of Net revenues	82.1%	78.2%
The decrease in Cost of revenues during the six months ended June 30, 2024 compared to the corresponding period in 2023, was primarily related to lower shipment volumes in North America and Enlarged Europe partially offset by nameplate mix in North America.

Selling, general and other costs

	Six months ended June 30,		Increase/(Decrease)
(€ million)	2024	2023	2024 vs. 2023
Selling, general and other costs	€4,564	€4,921	(7.3)%
Selling, general and other costs as % of Net revenues	5.4%	5.0%
The decrease in Selling, general and other costs during the six months ended June 30, 2024 compared to the corresponding period in 2023, was primarily related to cost savings from restructuring initiatives in Enlarged Europe and other cost containment actions worldwide, in addition to the non-repeat of expenses incurred during the first six months of 2023 related to the reorganization of financial services activities in Europe.
Research and development costs

	Six months ended June 30,		Increase/(Decrease)
(€ million)	2024	2023	2024 vs. 2023
Research and development expenditures expensed	€1,542	€1,631	(5.5)%
Amortization of capitalized development expenditures	1,076	1,088	(1.1)%
Impairment and write-off of capitalized development expenditures	201	16	n.m.
Total Research and development costs	€2,819	€2,735	3.1%
________________________________________________________________________________________________________________________________________________
n.m. = not meaningful

	Six months ended June 30,
	2024	2023
Research and development expenditures expensed as % of Net revenues	1.8%	1.7%
Amortization of capitalized development expenditures as % of Net revenues	1.3%	1.1%
Impairment and write-off of capitalized development expenditures as % of Net revenues	0.2%	—%
Total Research and development cost as % of Net revenues	3.3%	2.8%
Research and development expenditures expensed during the six months ended June 30, 2024 decreased by 5.5 percent as compared to the corresponding period in 2023 was primarily due to cost optimization.
Amortization of capitalized development expenditures during the six months ended June 30, 2024 were substantially unchanged as compared to the corresponding period in 2023.
Impairments recognized in the six months ended June 30, 2024 was mainly attributable to the impairment of certain platform assets in Maserati.
Total Research and development expenditures during the six months ended June 30, 2024 and 2023 were as follows:

	Six months ended June 30,		Increase/(Decrease)
(€ million)	2024	2023	2024 vs. 2023
Capitalized development expenditures(1)	€2,078	€2,014	3.2%
Research and development expenditures expensed	1,542	1,631	(5.5)%
Total Research and development expenditures	€3,620	€3,645	(0.7)%

Capitalized development expenditures as % of Total Research and development expenditures	57.4%	55.3%
Total Research and development expenditures as % of Net revenues	4.3%	3.7%
________________________________________________________________________________________________________________________________________________
(1) Does not include capitalized borrowing costs of €97 million and €68 million for the six months ended June 30, 2024 and 2023, respectively, in accordance with IAS 23 - Borrowing costs (Revised)

Total Research and development expenditures during the six months ended June 30, 2024 were substantially unchanged compared to the corresponding period in 2023. Research and development expenditures expensed decreased by 5.5 percent as mentioned above, and Capitalized development expenditures were 3.2 percent higher was primarily due to increased capital development expenditures for development of vehicles and products.
Restructuring costs

	Six months ended June 30,		Increase/(Decrease)
(€ million)	2024	2023	2024 vs. 2023
Restructuring costs	€1,212	€552	119.6%
The increase in Restructuring costs during the six months ended June 30, 2024 compared to the corresponding period in 2023 was primarily due to workforce reduction plans in Enlarged Europe.
Share of the profit/(loss) of equity method investees

	Six months ended June 30,		Increase/(Decrease)
(€ million)	2024	2023	2024 vs. 2023
Share of the profit/(loss) of equity method investees	€81	€293	(72.4)%
The decrease in the Share of the profit of equity method investees during the six months ended June 30, 2024, compared to the corresponding period in 2023, was primarily due to losses related to the start-up phase of battery joint ventures, Zhejiang Leapmotor Co. Ltd (“Leapmotor”) and Archer Aviation Inc (“Archer”) as well as lower net profit from our financial services joint ventures in Europe.

Net financial expenses/(income)

	Six months ended June 30,		Increase/(Decrease)
(€ million)	2024	2023	2024 vs. 2023
Net financial expenses/(income)	€(350)	€(69)	407.2%
During the six months ended June 30, 2024 there was €350 million net financial income as compared to €69 million net financial income in the same period in 2023, the improvement primarily reflects the reduction in foreign exchange losses due to lower exposure to the Argentine Peso and lower devaluation of the Argentine Peso versus the U.S Dollar and the partial reversal of the write-down of an investment in supply chain finance funds reported in the first half of 2023. Refer to Note 8, Financial assets, within the Semi-Annual Condensed Consolidated Financial Statements for additional information. This is partially offset by higher hyperinflation effects in Argentina.

Tax expense/(benefit)

	Six months ended June 30,		Increase/(Decrease)
(€ million)	2024	2023	2024 vs. 2023
Tax expense/(benefit)	€1,342	€2,692	(50.1)%
Effective tax rate	19.2%	19.8%
The effective tax rate of 19.2 percent for the six months ended June 30, 2024, is marginally lower compared to the effective tax rate of 19.8 percent for the six months ended June 30, 2023. The decrease in tax expense was primarily driven by decreased results, mainly in Enlarged Europe and North America, and corresponding decrease in tax expense.

As of December 31, 2023 deferred tax assets were recognized, mainly in France, Germany and Spain, based on forecasted profitability estimated according to the last available medium-term plan. We will continue to use this data to measure and assess Stellantis deferred tax asset recognition until there is sufficient evidence to support changes in our recognition position. During the second half of 2024, we will evaluate whether there is sufficient positive evidence to allow us to conclude that a portion of additional deferred tax assets may be recognized in Brazil and Italy. Such evidence may include cumulative historical results and forecasted profitability based on the mid-term plan. Further deferred tax asset recognition would result in a tax benefit during the period in which the recognition is recorded. However, the exact timing and amount of deferred tax asset recognition is subject to change on the basis of the level of profitability we are able to achieve and forecast and are not known at this time.

Net profit/(loss)

	Six months ended June 30,		Increase/(Decrease)
(€ million)	2024	2023	2024 vs. 2023
Net profit/(loss)	€5,647	€10,918	(48.3)%
The decrease in Net profit during the six months ended June 30, 2024 compared to the corresponding period in 2023, was primarily due to lower operating performance, higher restructuring costs, and other costs which are excluded from Adjusted operating income. This is partially offset by an increase in net financial income and lower tax expense due primarily to lower profit before taxes.
Adjusted operating income

	Six months ended June 30,		Increase/(Decrease)
(€ million)	2024	2023	2024 vs. 2023
Adjusted operating income	€8,463	€14,126	(40.1)%
Adjusted operating income margin (%)	10.0%	14.4%	-440 bps
The following chart presents the change in Adjusted operating income by segment for the six months ended June 30, 2024 compared to the corresponding period in 2023.
Refer to — Results by segment below for a discussion of Adjusted operating income for each of our six reportable segments (North America, Enlarged Europe, Middle East & Africa, South America, China and India & Asia Pacific, and Maserati).

The following table is the reconciliation of Net profit/(loss), which is the most directly comparable measure included in the Semi-Annual Condensed Consolidated Income Statement, to Adjusted operating income:

(€ million)	Six Months Ended June 30, 2024
Net profit/(loss)	€5,647
Tax expense/(benefit)	1,342
Net financial expenses/(income)	(350)
Operating income/(loss)	€6,639
Adjustments:
Restructuring and other costs, net of reversals	€1,212
Impairment expense and supplier obligations, net of reversals	388
Takata airbags recall campaign, net of recoveries	79
Other	145
Total Adjustments	1,824
Adjusted operating income	€8,463

(€ million)	Six Months Ended June 30, 2023
Net profit/(loss)	€10,918
Tax expense/(benefit)	2,692
Net financial expenses/(income)	(69)
Operating income/(loss)	€13,541
Adjustments:
Restructuring and other costs, net of reversals	€594
Reorganization of financial services	140
Impairment expense and supplier obligations	14
Takata airbags recall campaign, net of recoveries	(55)
Other	(108)
Total Adjustments	585
Adjusted operating income	€14,126
During the six months ended June 30, 2024, Adjusted operating income excluded adjustments primarily related to:
•€1,212 million of restructuring and other costs, primarily related to workforce reductions;
•€388 million of impairments, primarily related to certain platform assets in Maserati and Enlarged Europe, net of reversal; and
•€145 million of Other, primarily related to costs to support the workforce during the transformation of a plant in North America.
During the six months ended June 30, 2023, Adjusted operating income excluded adjustments primarily related to:
•€594 million of restructuring and other costs, primarily related to workforce reductions;

•€140 million of net costs associated with the reorganization of our financial services activities in Europe;
•€14 million of impairments, net of reversals; and
•€108 million of Other, mainly related to gains on disposals of investments.
Adjusted diluted EPS

	Six months ended June 30,		Increase/(Decrease)
(€ per share)	2024	2023	2024 vs. 2023
Adjusted diluted EPS	€2.36	€3.61	(34.6)%
The following table summarizes the reconciliation of Diluted earnings per share from continuing operations, which is the most directly comparable measure included in the Semi-Annual Condensed Consolidated Income Statement to Adjusted diluted earnings per share:

	Six months ended June 30,
(€ million except otherwise noted)	2024	2023
Net profit attributable to owners of the parent	5,624	10,923
Weighted average number of shares outstanding (000)	3,002,791	3,137,744
Number of shares deployable for share-based compensation (000)	21,659	26,063
Weighted average number of shares outstanding for diluted earnings per share (000)	3,024,450	3,163,807
Diluted earnings per share (A) (€/share)	1.86	3.45

Adjustments, per above	1,824	585
Tax impact on adjustments	(316)	(66)
Total adjustments, net of taxes	1,508	519
Impact of adjustments above, net of taxes, on Diluted earnings per share from continuing operations (B) (€/share)	0.50	0.16
Adjusted Diluted earnings per share (€/share) (A+B)	2.36	3.61

Results by segment
The following are the results by segment for the six months ended June 30, 2024 and 2023:

	Net revenues		Adjusted operating income		Consolidated Shipments
	Six months ended June 30,
(€ million, except shipments which are in thousands of units)	2024	2023	2024	2023	2024	2023
North America	€38,353	€45,916	€4,366	€8,027	838	1,023
Enlarged Europe	29,969	34,861	2,060	3,725	1,387	1,478
Middle East & Africa	5,005	4,698	1,047	1,218	214	208
South America	7,367	7,563	1,150	1,075	394	420
China and India & Asia Pacific	1,072	1,986	57	294	32	58
Maserati	631	1,309	(82)	121	7	15
Other activities	2,908	2,474	(59)	(126)	—	—
Unallocated items & eliminations(1)	(288)	(439)	(76)	(208)	—	—
Total	€85,017	€98,368	€8,463	€14,126	2,872	3,202
________________________________________________________________________________________________________________________________________________
(1) Primarily includes intercompany transactions which are eliminated on consolidation
The following are the market shares by segment for the six months ended June 30, 2024 and 2023:

	Market share(1)
	Six months ended June 30,
	2024	2023
North America	8.2%	10.0%
Enlarged Europe	17.7%	18.3%
Middle East & Africa	13.2%	15.0%
South America	22.7%	23.8%
India & Asia Pacific	0.5%	0.7%
China	0.2%	0.3%
Maserati	1.9%	2.6%

________________________________________________________________________________________________________________________________________________
(1) Industry and market share information is derived from third-party industry sources (e.g. Agence Nationale des Titres Sécurisés (“ANTS”), Associação Nacional dos Fabricantes de Veículos Automotores (“ANFAVEA”), Ministry of Infrastructure and Sustainable Mobility (“MIMS”), Ward’s Automotive) and internal information. Represents passenger cars (“PC”) and light commercial vehicles (“LCV”), except as noted
•Enlarged Europe excludes Russia and Belarus; H1 2023 figures have been restated accordingly
•Middle East & Africa exclude Iran, Sudan and Syria
•South America excludes Cuba
•India & Asia Pacific reflects aggregate for major markets where Stellantis competes (Japan (PC), India (PC), South Korea (PC + Pickups), Australia, New Zealand and South East Asia)
•China represents PC only and includes licensed sales from DPCA
•Maserati reflects aggregate for 17 major markets where Maserati competes and is derived from S&P Global data, Maserati competitive segment and internal information
Figures may not add due to rounding. Prior period figures have been updated to reflect current information provided by third-party industry sources
Refer to Note 21, Segment reporting in the Semi-Annual Condensed Consolidated Financial Statements for additional information on the Company’s reportable segments.

The following is a discussion of Net revenues, shipments and Adjusted operating income for each of our six reportable segments for the six months ended June 30, 2024 as compared to the six months ended June 30, 2023.
•Volume & Mix: reflects changes in new car volumes (consolidated shipments), driven by industry volume, market share and dealer stocks, and mix evolutions such as channel, product line and trim mix. It also reflects the impact of some non-pricing items;
•Vehicle Net Price: reflects changes in prices, net of discounts and other sales incentive programs;
•Industrial: reflects manufacturing and purchasing cost changes associated with content, technology and enhancement of vehicle features, as well as industrial, logistics and purchasing efficiencies and inefficiencies. The impact of fixed manufacturing costs absorption related to the change in production output is included here. Cost changes to purchasing of raw materials, warranty, compliance costs, as well as depreciation related to property, plant and equipment are also included here;
•SG&A: primarily includes costs for advertising and promotional activities, purchased services, information technology costs and other costs not directly related to the development and manufacturing of Stellantis products;
•R&D: includes research and development costs, as well as amortization of capitalized development expenditures; and
•FX and Other: includes other items not mentioned above, such as used cars, parts & services, sales to partners, royalties, as well as foreign currency exchange translation, transaction and hedging.

North America

	Six months ended June 30,		Increase/(Decrease)
	2024	2023	2024 vs. 2023
Shipments (thousands of units)	838	1,023	(18.1)%
Net revenues (€ million)	€38,353	€45,916	(16.5)%
Adjusted operating income (€ million)	€4,366	€8,027	(45.6)%
Adjusted operating income margin (%)	11.4%	17.5%	-610 bps
The Company's market share(1) in North America of 8.2 percent for the six months ended June 30, 2024 reflected a decrease of 180 bps from 10.0 percent in the same period in 2023. The U.S. market share(1) of 8.4 percent reflected a decrease of 180 bps from 10.2 percent in the same period in 2023.
Shipments
The North America shipments decreased in the six months ended June 30, 2024 compared to the corresponding period in 2023 and was mostly driven by discontinued products, including Dodge Charger, Dodge Challenger, Jeep Renegade and Jeep Cherokee as well as a decrease in Ram 1500 due to mid-cycle action launch.
Net revenues
The decrease in North America Net revenues in the six months ended June 30, 2024 compared to the corresponding period in 2023 was primarily due to lower volumes and negative net pricing, partially offset by favorable nameplate mix.
Adjusted operating income
The following chart reflects the change in North America Adjusted operating income by operational driver for the six months ended June 30, 2024 compared to the same period in 2023.
The decrease in North America Adjusted operating income in the six months ended June 30, 2024 compared to the same period in 2023 was primarily due to lower volumes, product mix headwinds and negative net pricing.

_______________________________________________________________________________________________________________________________________________
(1) Industry and market share information is derived from third-party industry sources (e.g. Agence Nationale des Titres Sécurisés (“ANTS”), Associação Nacional dos Fabricantes de Veículos Automotores (“ANFAVEA”), Ministry of Infrastructure and Sustainable Mobility (“MIMS”), Ward’s Automotive) and internal information

Enlarged Europe

	Six months ended June 30,		Increase/(Decrease)
	2024	2023	2024 vs. 2023
Shipments (thousands of units)	1,387	1,478	(6.2)%
Net revenues (€ million)	€29,969	€34,861	(14.0)%
Adjusted operating income (€ million)	€2,060	€3,725	(44.7)%
Adjusted operating income margin (%)	6.9%	10.7%	-380 bps
The Company's market share(1) in the EU30 for the six months ended June 30, 2024, decreased 80 bps to 18.2 percent from 19.0 percent in the same period in 2023.
Shipments
Shipments in Enlarged Europe decreased in the six months ended June 30, 2024 compared to the corresponding period in 2023, to support inventory de-stocking efforts in the region; driven by lower shipments of Fiat 500, Opel Mokka and Jeep Renegade, partly offset by higher shipments in Citroën C3 and Jeep Avenger.
Net revenues
The decrease in Enlarged Europe Net revenues in the six months ended June 30, 2024 compared to the corresponding period in 2023 was mainly due to higher buyback commitments, lower volumes and mix, and negative net pricing, partially offset by minor foreign exchange translation effects.

_____________________________________________________________________________________________________________________________________________
(1) EU30 = EU27 (excluding Malta) and including Iceland, Norway, Switzerland and UK. Industry and market share information is derived from third-party industry sources (e.g. Agence Nationale des Titres Sécurisés (“ANTS”), Associação Nacional dos Fabricantes de Veículos Automotores (“ANFAVEA”), Ministry of Infrastructure and Sustainable Mobility (“MIMS”), Ward’s Automotive) and internal information

Adjusted operating income
The following chart reflects the change in Enlarged Europe Adjusted operating income by operational driver for the six months ended June 30, 2024 compared to the same period in 2023.
The decrease in Enlarged Europe Adjusted operating income in the six months ended June 30, 2024 compared to the same period in 2023 was primarily due to lower mix, net pricing and volumes, partly offset by industrial cost savings supported by raw material tailwinds and purchasing savings.

Middle East & Africa

	Six months ended June 30,		Increase/(Decrease)
	2024	2023	2024 vs. 2023
Combined shipments (thousands of units)	273	301	(9.3)%
Consolidated shipments (thousands of units)	214	208	2.9%
Net revenues (€ million)	€5,005	€4,698	6.5%
Adjusted operating income (€ million)	€1,047	€1,218	(14.0)%
Adjusted operating income margin (%)	20.9%	25.9%	-500 bps

The Company's market share(1) in the Middle East & Africa for the six months ended June 30, 2024, decreased 180 bps to 13.2 percent from 15.0 percent in the same period in 2023.

_______________________________________________________________________________________________________________________________________________
(1) Industry and market share information is derived from third-party industry sources (e.g. Agence Nationale des Titres Sécurisés (“ANTS”), Associação Nacional dos Fabricantes de Veículos Automotores (“ANFAVEA”), Ministry of Infrastructure and Sustainable Mobility (“MIMS”), Ward’s Automotive) and internal information

Shipments
The increase in consolidated shipments in Middle East & Africa in the six months ended June 30, 2024 compared to the corresponding period in 2023 was led by Fiat shipments tripling, led by growth of Doblo Cargo, Tipo, and Nuovo Scudo, offsetting declines in Peugeot 208 and Opel Corsa.
Net revenues
The increase in Middle East & Africa Net revenues in the six months ended June 30, 2024 compared to the corresponding period in 2023 was primarily due to strong net pricing offsetting negative foreign currency translation effects and mix headwinds.
Adjusted operating income
The following chart reflects the change in Middle East & Africa Adjusted operating income by operational driver for the six months ended June 30, 2024 compared to the same period in 2023.
The decrease in Middle East & Africa Adjusted operating income in the six months ended June 30, 2024 compared to the same period in 2023 was mainly due to negative foreign currency translation effects, lower mix, higher costs to support logistics and localization strategy, partly offset by positive net pricing.

South America

	Six months ended June 30,		Increase/(Decrease)
	2024	2023	2024 vs. 2023
Shipments (thousands of units)	394	420	(6.2)%
Net revenues (€ million)	€7,367	€7,563	(2.6)%
Adjusted operating income (€ million)	€1,150	€1,075	7.0%
Adjusted operating income margin (%)	15.6%	14.2%	+140 bps
The Company's market share(1) in South America for the six months ended June 30, 2024 decreased 110 bps to 22.7 percent from 23.8 percent in the same period in 2023. The Company's market share in Brazil and Argentina for the six months ended June 30, 2024 decreased 300 bps to 29.3 percent from 32.3 percent and decreased 30 bps to 30.9 percent from 31.2 percent, respectively, compared to the corresponding period in 2023.
Shipments
Shipments in South America decreased in the six months ended June 30, 2024 compared to the corresponding period in 2023, led by a reduction in Fiat Cronos, Jeep Compass and Peugeot 208 partly offset by higher shipments of Ram Rampage and Citroën C3 Aircross.
Net revenues
The decrease in South America Net revenues in the six months ended June 30, 2024 compared to the corresponding period in 2023 was primarily due to negative foreign currency translation effects mainly from Argentine Peso and lower volumes, partly offset by positive net pricing and mix.
Adjusted operating income
The following chart reflects the change in South America Adjusted operating income by operational driver for the six months ended June 30, 2024 compared to the same period in 2023.
The increase in South America Adjusted operating income in the six months ended June 30, 2024 compared to the same period in 2023 was primarily due to positive net pricing, purchasing savings and improved results from parts & services, partly offset by foreign exchange translation impacts and lower volumes.

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(1) Industry and market share information is derived from third-party industry sources (e.g. Agence Nationale des Titres Sécurisés (“ANTS”), Associação Nacional dos Fabricantes de Veículos Automotores (“ANFAVEA”), Ministry of Infrastructure and Sustainable Mobility (“MIMS”), Ward’s Automotive) and internal information

China and India & Asia Pacific

	Six months ended June 30,		Increase/(Decrease)
	2024	2023	2024 vs. 2023
Combined shipments (thousands of units)	32	90	(64.4)%
Consolidated shipments (thousands of units)	32	58	(44.8)%
Net revenues (€ million)	€1,072	€1,986	(46.0)%
Adjusted operating income (€ million)	€57	€294	(80.6)%
Adjusted operating income margin (%)	5.3%	14.8%	-950 bps

In China, we distribute imported vehicles primarily for the Jeep brand through an asset-light approach. Dongfeng Peugeot and Dongfeng Citroën brands in China are locally manufactured through DPCA under various license agreements. Dongfeng Peugeot Citroën Automobile Sales Co (“DPCS”) markets the DPCA vehicles in China.
We also produce the Jeep Compass and Jeep Meridian in India through our joint operation Fiat India Automobiles Private Limited (“FIAPL”) and we recognize our related interest in the joint operation on a line by line basis.
Shipments distributed by our consolidated subsidiaries, which include vehicles produced by FIAPL, are reported in both consolidated and combined shipments.
China shipments from DPCA are no longer included in combined shipments as of November 2023. Prior periods have not been restated.
Shipments
The decrease in China and India & Asia Pacific consolidated shipments in the six months ended June 30, 2024 compared to the corresponding period in 2023 was mainly due to challenging market conditions with increased competition from local OEMs with decreases in Jeep and Peugeot models.
Net revenues
The decrease in China and India & Asia Pacific Net revenues in the six months ended June 30, 2024 compared to the corresponding period in 2023 was mainly due to lower volumes, mix and negative foreign currency translation impacts.

Adjusted operating income
The decrease in China and India & Asia Pacific Adjusted operating income in the six months ended June 30, 2024 compared to the same period in 2023 was mainly driven by negative foreign currency translation impacts, lower volumes offset by cost containment measures in SG&A .

Maserati

	Six months ended June 30,		Increase/(Decrease)
	2024	2023	2024 vs. 2023
Shipments (thousands of units)	6.5	15.3	(57.5)%
Net revenues (€ million)	€631	€1,309	(51.8)%
Adjusted operating income (€ million)	€(82)	€121	n.m.
Adjusted operating income margin (%)	(13.0)%	9.2%	-2,220 bps
____________________________________________________________________________________________________
n.m.= not meaningful

Shipments
The decrease in Maserati shipments in the six months ended June 30, 2024 compared to the corresponding period in 2023 was mostly due to lower volumes in Grecale and discontinued models.
Net revenues
The decrease in Maserati Net revenues in the six months ended June 30, 2024 compared to the corresponding period in 2023 was primarily due to lower volumes and partially offset by mix.
Adjusted operating income
The decrease in Maserati Adjusted operating income in the six months ended June 30, 2024 compared to the same period in 2023 was mainly due to lower volumes.

Liquidity and capital resources

Available liquidity
The following table summarizes our total Available liquidity:

(€ million)	At June 30, 2024	At December 31, 2023
Cash, cash equivalents and financial securities(1)	€42,944	€49,758
Undrawn committed credit lines	12,580	12,621
Cash, cash equivalents and financial securities - included within Assets held for sale	130	231
Total Available liquidity(2)	€55,654	€62,610
of which: Available liquidity of the industrial activities	€53,902	€61,056
________________________________________________________________________________________________________________________________________________
(1) Financial securities are comprised of short term or marketable securities which represent temporary investments but do not satisfy all the requirements to be classified as cash equivalents as they may be subject to risk of change in value (even if they are short-term in nature or marketable)
(2) The majority of our liquidity is available to our treasury operations in Europe and U.S.; however, liquidity is also available to certain subsidiaries which operate in other countries. Cash held in such countries may be subject to restrictions on transfer depending on the foreign jurisdictions in which these subsidiaries operate. Based on our review of such transfer restrictions in the countries in which we operate and maintain material cash balances, and in particular in Argentina, in which we have €1,011 million cash and securities at June 30, 2024 (€686 million at December 31, 2023), we do not believe such transfer restrictions had an adverse impact on the Company’s ability to meet its liquidity requirements at the dates presented above. Cash and cash equivalents also include €320 million at June 30, 2024 (€210 million at December 31, 2023) held in bank deposits which are restricted to the operations related to securitization programs and warehouses credit facilities of Stellantis Financial Services U.S. (“SFS U.S.”)
Available liquidity of the industrial activities at June 30, 2024, decreased by €7.2 billion from December 31, 2023, primarily due to the €4.7 billion dividend distribution and €2.0 billion paid for the share buyback.
Our Available liquidity is subject to intra-month and seasonal fluctuations resulting from business and collection-payment cycles as well as to changes in foreign exchange conversion rates. Moreover, we tend to operate with negative working capital as we generally receive payment for vehicles within a few days of shipment, whereas there is a lag between the time when parts and materials are received from suppliers and when we pay for such parts and materials; therefore, in periods in which our vehicle shipments decline materially we will suffer a significant negative impact on cash flow and liquidity as we continue to pay suppliers for components purchased in a high volume environment during a period in which we receive lower proceeds from vehicle shipments. Plant shutdowns, whether associated with model year changeovers, or other factors such as temporary supplier interruptions or government-imposed restrictions, such as we experienced in response to the COVID-19 pandemic, can have a significant negative impact on our revenues and working capital as we continue to pay suppliers while we do not receive proceeds from vehicle sales. Refer to the section — Cash flows below for additional information regarding the change in cash and cash equivalents.
Our liquidity is principally denominated in Euro and U.S. Dollar, with the remainder being distributed in various countries and denominated in the relevant local currencies. Out of the total cash, cash equivalents and financial securities available at June 30, 2024, €19.0 billion, or 44.1 percent (€20.4 billion, or 41 percent at December 31, 2023), were denominated in Euro and €17.8 billion, or 41.3 percent (€23.4 billion, or 47 percent at December 31, 2023), were denominated in U.S. Dollar.
At June 30, 2024, undrawn committed credit lines of €12.6 billion include the syndicated revolving credit facility (“RCF”) of €12.0 billion, signed in 2021 with a group of relationship banks. The RCF is available for use in general corporate purposes and is structured in two tranches: €6.0 billion, with a 3-year tenor, and €6.0 billion, with a 5-year tenor, with each tranche benefiting from two further extension options, each of 1-year. In June 2023, the second-year extension option was exercised.
In March 2024, a new RCF committed credit line of €0.9 billion ($1 billion) was signed by SFS U.S. The line expires in March 2027 and, at June 30, 2024, it was fully drawn.

Euro Medium Term Note Programme Notes
The Company issued two notes during the period ended June 30, 2024:
•In March 2024, a Green Bond was issued with a principal amount of €500 million with an interest rate of 3.75 percent and matures in March 2036. Stellantis will allocate an amount equal to the net proceeds of the Green Bond to investments and expenditures meeting the eligibility criteria (the “Eligible Green Projects”). The Eligible Green Projects include design, development and manufacturing of zero emissions vehicles, that are battery electric vehicles and hydrogen fuel cell vehicles; and
•In March 2024, the Company issued notes with principal amount of €750 million with an interest rate of 3.5 percent and which matures in September 2030.
In April 2024, the Company repaid, at maturity, a €1,250 million note formerly issued by FCA N.V. in 2016.
Other Notes
In March 2024, Stellantis repaid, at maturity, a €600 million note and a €100 million note formerly issued by PSA in 2017.
Warehouse credit facilities
In April 2024, SFS U.S. extended the maturity for the Stellantis Financial Services Funding, LLC warehouse credit facility to April 2026. In addition, the credit facility size was permanently increased from €2.3 billion ($2.5 billion) to €3.7 billion ($4 billion). In connection with this renewal, some terms of the credit facility were updated to align with the Company’s current origination characteristics.
In April 2024, the €467 million ($500 million) Stellantis Financial Services Funding II, LLC credit facility was terminated. The residual outstanding under this facility were repurchased by the Company and financed through working capital.
In April 2024, SFS U.S. closed a €700 million ($750 million) revolving warehouse credit facility to finance dealership floorplan inventory. The two-year facility bears interest based on a one-month term Secured Overnight Funding Rate (“SOFR”) plus a spread.
Asset-backed securities (“ABS”) term notes
In January 2024, SFS U.S., through SFS Auto Receivables Securitization Trust 2024-1, issued seven classes of ABS Term Notes totaling €0.9 billion ($1 billion) in aggregate. The notes issued in each class bear a fixed rate. The ABS Term Notes are secured by a pool of prime retail loans.
In January 2024, the Company elected to exercise its clean-up call on €19 million ($20 million) in ABS Term Notes issued by First Investors Auto Owner Trust 2019-2.
In March 2024, the Company elected to exercise its clean-up call on €17 million ($18 million) in ABS Term Notes issued by First Investors Auto Owner Trust 2020-1.
In April 2024, SFS U.S. closed a €700 million ($750 million) amortizing credit facility to finance retail automotive loans. The facility amortizes monthly and bears interest at a fixed rate.

Ratings
From December 2023, Stellantis’ issuer credit rating and senior unsecured debt rating have been set by S&P at “BBB+”, with stable outlook.
In February 2024, Moody’s upgraded Stellantis’ long-term issuer rating and senior unsecured debt rating from “Baa2” to “Baa1” with stable outlook.

Cash flows
The following table summarizes the cash flows from operating, investing and financing activities for the six months ended June 30, 2024 and 2023. Refer to the Semi-Annual Condensed Consolidated Statement of Cash Flows for the six months ended June 30, 2024 and 2023 included in this Semi-Annual Report for additional information.

	Six months ended June 30,
(€ million)	2024	2023
Net cash from/(used in) operating activities	€4,889	€13,393
Net cash from/(used in) investing activities	(8,490)	(5,916)
Net cash from/(used in) financing activities	(4,268)	(4,497)
Effects of changes in exchange rates	425	(500)
(Increase)/decrease in cash and cash equivalents included in asset held for sale	100	65
Increase/(decrease) in cash and cash equivalents	(7,344)	2,545
Net cash and cash equivalents at beginning of period	43,669	46,433
NET CASH AND CASH EQUIVALENTS AT END OF PERIOD	€36,325	€48,978
Operating activities
For the six months ended June 30, 2024, cash flows from operating activities was the result of Net profit of €5,647 million primarily adjusted by (1) add back €3,598 million for depreciation and amortization expense, (2) a €466 million increase in net deferred tax liabilities, (3) a €97 million net increase in provisions, primarily due to an increase in restructuring provisions partially offset by decreases in sales incentives and warranty and recall campaigns, (4) the absorption for the change in carrying amount of leased vehicles primarily attributable to the growth in SFS U.S., and (5) for the negative effect of the change in working capital of €4,089 million, which includes (i) an increase of €900 million in inventories the largest contributor to which was the Middle East & Africa segment, which experienced increased inventory levels as a result of temporary local regulatory matters, (ii) an increase of €497 million in trade receivables mainly reflecting seasonality, (iii) a net absorption of €1,583 million in other receivables and payables mainly related to income tax payments in North America and Enlarged Europe, and (iv) a decrease of €1,109 million in trade payables primarily reflecting decreases in production in the last months of the period as compared to the prior year.
For the six months ended June 30, 2023, cash flows from operating activities was the result of Net profit of €10,918 million primarily adjusted by (1) add back €3,740 million for depreciation and amortization expense, (2) a €369 million increase in deferred tax assets, (3) a €1,134 million net increase in provisions, primarily due to sales incentives and restructuring in North America, and (4) for the negative effect of the change in working capital of €2,756 million, which includes (i) an increase of €1,970 million in inventories mostly driven by higher level of production and logistics constraints in Enlarged Europe, (ii) an increase of €3,858 million in trade receivables mainly reflecting the planned reduction of factoring (iii) a net absorption of €202 million in other receivables and payables, partially offset by (iv) an increase of €3,274 million in trade payables primarily reflecting increases in both inventories and raw materials, increased components costs and a strong level of production in May and June.

Investing activities
For the six months ended June 30, 2024, cash used in investing activities was primarily the result of (1) €5,703 million of investment in properties, plant and equipment and intangible assets, including €2,078 million of capitalized development expenditures, partly offset by €233 million increase in payables related to investments in properties, plant and equipment and intangible assets, (2) €1,316 million investment for acquisitions of consolidated subsidiaries and equity method and other investments which is primarily due to €970 million for capital injections to joint ventures and associates, and €328 million in acquisitions of subsidiaries mainly relating to the acquisition of control of Punch Powertrain E-Transmission N.V. (“PPET”), Comercial Automotiva and Groupe 2L Logistics, refer to Note 2, Scope of consolidation within the Semi-Annual Condensed Consolidated Financial Statements for additional information, and (3) an increase in receivables from financing activities of €2,135 million, which was mainly attributable to increased retail and dealers financing of SFS U.S. that were partially offset by €233 million net proceeds from disposals of shares in consolidated companies and of investments in non-consolidated companies.
For the six months ended June 30, 2023, cash used in investing activities was primarily the result of (1) €4,447 million of investment in properties, plant and equipment and intangible assets, including €2,014 million of capitalized development expenditures, partly offset by €233 million increase in payables related to the investments in properties, plant and equipment and intangible assets, (2) €662 million investment for acquisitions of consolidated subsidiaries and equity method and other investments of which approximately €460 million in capital injections to joint ventures and associates and €200 million in acquisitions of minority interests as part of strategic supply agreements, and (3) an increase in receivables from financing activities of €2,079 million, which was mainly attributable to increased retail financing of SFS U.S. that were partially offset by €994 million net proceeds from disposals of shares in consolidated companies and of investments in non-consolidated companies, including net proceeds of €675 million from the disposal of FCA Bank. Refer to Note 2, Scope of consolidation within the Semi-Annual Condensed Consolidated Financial Statements for additional information.
Financing activities
For the six months ended June 30, 2024, cash used in financing activities resulted primarily from (1) the payment of dividends of €4,653 million, (2) share buybacks of €1,998 million, (3) the increase in securities of €175 million mainly related to investments which are not classified as cash equivalents, partially offset by (4) the net increase in long-term debt of €1,069 million, including (i) the issuance of bonds for €1,250 million, (ii) the proceeds from the issuance of ABS Term Notes for €3,277 million and (iii) new other long-term debt for €504 million, partially offset by (iv) the repayment of bonds for €1,950 million, (v) the repayment of ABS Term Notes for € 1,286 million, and (vi) of other long-term debt for €726 million, and by (5) a positive net change of €1,479 million in short-term debt and other financial assets and liabilities.
For the six months ended June 30, 2023, cash used in financing activities resulted primarily from (1) the payment of dividends of €4,208 million, (2) share buybacks of €674 million, (3) the increase in securities of €455 million mainly related to investments which are not classified as cash equivalents, partially offset by (4) the net increase in long-term debt of €450 million, including (i) the issuance of bonds for €2,500 million, (ii) the proceeds from new other long-term debt for €123 million, partially offset by (iii) the repayment of bonds for €1,857 million and of other long-term debt for €315 million, and by (5) a positive net change of €392 million in short-term debt and other financial assets and liabilities.

Industrial free cash flows
The following table provides a reconciliation of Cash flows from operating activities, the most directly comparable measure included in our Semi-Annual Condensed Consolidated Statement of Cash Flows, to Industrial free cash flows for the six months ended June 30, 2024 and 2023:

	Six months ended June 30,
(€ million)	2024	2023
Cash flows from/(used in) operating activities	4,889	13,393
Less: Operating activities not attributable to industrial activities	(1,465)	(211)
Less: Capital Expenditures and capitalized research and development expenditures and change in amounts payable on property, plant and equipment and intangible assets for industrial activities	5,438	4,196
Add: Proceeds from disposal of assets and other changes in investing activities	163	1,726
Less: Net proceeds related to the reorganization of financial services in Europe(1)	—	1,464
Less: Contributions of equity to joint ventures and minor acquisitions of consolidated subsidiaries and equity method and other investments	1,495	1,058
Add: Defined benefit pension contributions, net of tax	24	43
Industrial free cash flows	€(392)	€8,655
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(1) The net consideration of €1,566 million for the sale of 50 percent interest held in FCA Bank to Crédit Agricole Consumer Finance S.A. (“CACF”) in 2023, related to industrial activities is offset by payments of €102 million in relation to the transfer of leasing activities.

Industrial free cash flow amounted to a net cash absorption of €392 million for the six months ended June 30, 2024, a decrease of €9,047 million, compared to Industrial free cash flow generation of €8,655 million for the six months ended June 30, 2023. The main contributors to the decrease in free cash flow were (1) a decrease of €7,248 million in cash flows from industrial operating activities, as a result of the combination of (i) a €5,271 million decrease in net profit from industrial activities and (ii) an incremental use of cash in working capital of industrial activities for €1,656 million, (2) an increase in capital expenditures and capitalized research and development expenditures and change in amounts payable on property, plant and equipment and intangible assets for industrial activities of €1,242 million, in order to support the program launches in the near to medium term, and (3) an increase in contributions of equity to joint ventures and minor acquisitions for €437 million.

Industrial net financial position

	At June 30, 2024			At December 31, 2023
(€ million)	Stellantis	Industrial activities	Financial services	Stellantis	Industrial activities	Financial services
Third parties debt (Principal)	€(31,757)	€(21,543)	€(10,214)	€(28,792)	€(22,018)	€(6,774)
Capital market(1)	(18,078)	(16,950)	(1,128)	(18,637)	(17,555)	(1,082)
Bank debt	(3,790)	(1,849)	(1,941)	(2,847)	(1,990)	(857)
Other debt(2)	(7,483)	(356)	(7,127)	(5,150)	(334)	(4,816)
Lease liabilities	(2,406)	(2,388)	(18)	(2,158)	(2,139)	(19)
Accrued interest and other adjustments(3)	(417)	(366)	(51)	(671)	(658)	(13)
Debt with third parties (excluding held for sale)	(32,174)	(21,909)	(10,265)	(29,463)	(22,676)	(6,787)
Debt classified as held for sale	(189)	(189)	—	(122)	(122)	—
Debt with third parties including held for sale	(32,363)	(22,098)	(10,265)	(29,585)	(22,798)	(6,787)
Intercompany, net(4)	—	1,968	(1,968)	—	3,064	(3,064)
Current financial receivables from jointly-controlled financial services companies(5)	1,245	975	270	767	647	120
Debt, net of intercompany, and current financial receivables from jointly-controlled financial service companies	(31,118)	(19,155)	(11,963)	(28,818)	(19,087)	(9,731)
Derivative financial assets/(liabilities), net of collateral deposits(6)	6	—	6	20	49	(29)
Financial securities(7)	6,619	6,400	219	6,089	5,875	214
Cash and cash equivalents	36,325	34,852	1,473	43,669	42,419	1,250
Cash and cash equivalents classified as held for sale	130	130	—	231	231	—
Net financial position	€11,962	€22,227	€(10,265)	€21,191	€29,487	€(8,296)
________________________________________________________________________________________________________________________________________________
(1) Includes notes issued under the Medium Term Programme, or Medium Term Note (“MTN”) Programme, and other notes for €16,635 million at June 30, 2024 (€17,240 million at December 31, 2023), Schuldschein for €315 million (€315 million at December 31, 2023) and other financial instruments issued in financial markets, mainly from South America financial services companies for €1,128 million (€1,082 million at December 31, 2023)
(2) Includes asset-backed financing, i.e. sales of receivables for which de-recognition is not allowed under IFRS, for €83 million at June 30, 2024 (€67 million at December 31, 2023) and debt for securitizations programs, for €7,126 million at June 30, 2024 (€4,711 million at December 31, 2023)
(3) Includes adjustments for purchase accounting and net (accrued)/deferred interest and other amortizing cost adjustments
(4) Net amount between industrial activities entities' financial receivables due from financial services entities (€2,460 million at June 30, 2024 and €3,295 million at December 31, 2023) and industrial activities entities' financial payables due to financial services entities (€492 million at June 30, 2024 and €231 million at December 31, 2023)
(5) Financial receivables due from Stellantis Financial Services Europe JVs
(6) Fair value of derivative financial instruments (net negative €1 million at June 30, 2024 and net positive €1 million at December 31, 2023) and collateral deposits (€7 million at June 30, 2024 and €19 million at December 31, 2023)
(7) Excludes certain financial securities held pursuant to applicable regulations (€391 million at June 30, 2024 and €368 million at December 31, 2023) and non-liquid equity investments (€775 million at June 30, 2024 and €704 million at December 31, 2023) and other non-liquid securities (€519 million at June 30, 2024 and €609 million at December 31, 2023)

The €7.3 billion decrease in Industrial net financial position at June 30, 2024, as compared to December 31, 2023, primarily reflects €4.7 billion dividend distribution and €2.0 billion paid for the share buyback.

Important events during the six months ended June 30, 2024
In February 2024, the Stellantis Board of Directors approved a share buyback program of up to €3 billion (total purchase price excluding ancillary costs), to be executed on the market with the intent to cancel the common shares acquired through the share buyback program. The shares will be purchased over a period ending December 31, 2024 on NYSE/Euronext Milan/Euronext Paris. Common shares purchased under the program will be cancelled in due course apart from a portion of up to €0.5 billion, which may be used to service share-based compensation and employee stock purchase plans. The first tranche of €1 billion started in February 2024 and was completed in April 2024. The second tranche of €1 billion started in May 2024 and was completed in June 2024. Refer to Note 19, Equity within the Semi-Annual Condensed Consolidated Financial Statements for additional information.
In March 2024, Stellantis announced the completion of a series of open market purchases of approximately 8.3 million Archer shares.
In May 2024, Stellantis announced that regulatory approvals have been received for the creation of Leapmotor International B.V., a joint venture which is owned 51 percent by Stellantis and 49 percent by Leapmotor. Stellantis will control and consolidate the joint venture. Two Leapmotor vehicles will be introduced in certain countries in Enlarged Europe, India and Asia Pacific, Middle East & Africa and South America during 2024.
During our Investor Day held in June 2024, Stellantis’ Chief Executive Officer outlined the nine key strategic differentiators the Company is leveraging to unlock value and address the disruption and reinvention of the automotive industry worldwide. The nine key differentiators which supports the Dare Forward 2030 Strategic Plan are:
1.Portfolio of 14 iconic and innovative brands covering all price points and multiple regional markets
2.Global market presence combining scaled North America and Enlarged Europe regions with rapidly expanding Third Engine(1)
3.Unique multi-energy approach, spanning products, platforms, manufacturing and supply chain
4.Fully scaled commercial vehicle business positioned to achieve global leadership
5.Ability to deliver double-digit margins across the period covered by the Dare Forward 2030 Strategic Plan, with less than 50 percent break-even point
6.Sustainable research and development and capex efficiency, a key component of a powerful capital plan
7.Re-set and re-launch asset-light China strategy with Leapmotor. Received approvals to launch the Leapmotor International JV in H2 2024, with initial deliveries in Enlarged Europe near the end of Q3, followed by South America, Middle East & Africa and India & Asia Pacific
8.Leveraging global reach to maximize best-cost country opportunities
9.Rapid development of next-generation portfolio and accretive affiliate businesses
In addition, members of the Top Executive Team provided updates covering various parts of the business:
•North America’s Chief Operating Officer, Carlos Zarlenga discussed 2024 actions taken to restore market share, improve inventory dynamics, and capitalize on specific low emission vehicle growth opportunities in the medium-term;
•Enlarged Europe’s Chief Operating Officer, Uwe Hochgeschurtz reviewed the Company’s multi-faceted response to the rising competition from the Chinese original equipment manufacturers (“OEMs”);
•Middle East & Africa’s Chief Operating Officer, Samir Cherfan reviewed the many benefits of an increasingly localized approach to serving the Middle East & Africa’s region, supporting the stand-out growth and profitability of Stellantis’ Third Engine(1);

•Brand Chief Executive Officers for Jeep (Antonio Filosa), Ram (Chris Feuell) and Peugeot (Linda Jackson) discussed how a powerful, strategically focused product wave expands the market opportunities of each brand;
•Chief Engineering and Technology Officer, Ned Curic, Chief Purchasing and Supply Chain Officer, Maxime Picat and Chief Manufacturing Officer, Arnaud Deboeuf focused on Stellantis’ management of the value chain with flexible platforms, products and operations, with multi-energy capabilities that are able to address different scenarios; and
•Stellantis’ Chief Financial Officer, Natalie Knight provided a financial review which included:
◦Confirming 2024 financial guidance, refer to Guidance and outlook
◦Delivering greater than €7.7 billion in dividends and buybacks in 2024
◦Provided details on second half 2024 performance:
▪Significant product launches, cost initiatives and anticipated improvement in working capital together support second half sequential improvement in Adjusted operating income and Industrial free cash flow
◦Enhancement of its capital plan through:
▪setting target liquidity levels of 25-30 percent of revenues for the medium-term, shifting focus to capital efficiency and supporting strong shareholder returns
▪continuation of share buybacks and ordinary dividends to return excess cash to shareholders
▪targeting a higher range of our dividend payout policy of 25-30 percent of the Company’s Net profit for the relevant prior financial year compared to 25 percent in recent years.

________________________________________________________________________________________________
(1) The “Third Engine” refers to an aggregation of the South America, Middle East & Africa, China and India & Asia Pacific segments

Risks and uncertainties
The Company believes that the risks and uncertainties identified for the six months ended June 30, 2024 are in line with the main risks and uncertainties to which the Company is exposed and that were identified and discussed in the section Risk Management-Risk Factors in the Company's Annual Report and Form 20-F for the year ended December 31, 2023 filed with the SEC and AFM on February 22, 2024, (the “Annual Report”). Those risks and uncertainties should be read in conjunction with this Semi-Annual Report.

GUIDANCE AND OUTLOOK
2024 STELLANTIS GUIDANCE

Revenue backdrop	Neutral
Adjusted operating income margin	Double-digit
Industrial free cash flows	Positive

SEMI-ANNUAL CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AND NOTES AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 2024

STELLANTIS N.V. AND SUBSIDIARIES
SEMI-ANNUAL CONDENSED CONSOLIDATED INCOME STATEMENT
(in € million, except per share amounts)
(Unaudited)

		Six months ended June 30,
	Note	2024	2023
Net revenues	3	€85,017	€98,368
Cost of revenues		69,818	76,934
Selling, general and other costs		4,564	4,921
Research and development costs		2,819	2,735
Gains/(losses) on disposal of investments		(46)	22
Restructuring costs	13	1,212	552
Share of the profit/(loss) of equity method investees		81	293
Operating income/(loss)		6,639	13,541
Net financial expenses/(income)	4	(350)	(69)
Profit/(loss) before taxes		6,989	13,610
Tax expense/(benefit)	5	1,342	2,692
Net profit/(loss)		€5,647	€10,918

Net profit/(loss) attributable to:
Owners of the parent		€5,624	€10,923
Non-controlling interests		23	(5)
		€5,647	€10,918

Earnings per share:	20
Basic earnings per share		€1.87	€3.48
Diluted earnings per share		€1.86	€3.45

The accompanying notes are an integral part of the Semi-Annual Condensed Consolidated Financial Statements.

STELLANTIS N.V. AND SUBSIDIARIES
SEMI-ANNUAL CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(in € million)
(Unaudited)

		Six months ended June 30,
	Note	2024	2023
Consolidated profit/(loss) for the period		€5,647	€10,918

Fair value remeasurement of cash flow hedges		593	(1,181)
of which, reclassified to the income statement		278	165
of which, recognized in equity during the period		315	(1,346)
Gains and losses from remeasurement of financial assets		(8)	62
of which, reclassified to the income statement		—	—
of which, recognized in equity during the period		(8)	62
Exchange differences on translating foreign operations		463	(581)
Income tax benefit/(expense)		(143)	304
Share of Other comprehensive income/(loss) of equity method investees		17	(107)
Amounts to be potentially reclassified to profit or loss	19	922	(1,503)
Actuarial gains and losses on defined benefit pension obligations		(251)	388
Income tax (expense)/benefit		60	(98)
Share of Other comprehensive income/(loss) for equity method investees		5	—
Amounts not to be reclassified to profit or loss	19	(186)	290

TOTAL CONSOLIDATED COMPREHENSIVE INCOME/(LOSS) FOR THE PERIOD		€6,383	€9,705
of which, attributable to equity holders of the parent		6,358	9,714
of which, attributable to non-controlling interests		25	(9)

The accompanying notes are an integral part of the Semi-Annual Condensed Consolidated Financial Statements.

STELLANTIS N.V. AND SUBSIDIARIES
SEMI-ANNUAL CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(in € million)
(Unaudited)

	Note	At June 30, 2024	At December 31, 2023
Assets
Goodwill and intangible assets with indefinite useful lives	6	€31,705	€30,994
Other intangible assets		21,891	20,625
Property, plant and equipment		41,898	37,687
Equity method investments		8,804	8,070
Non-current financial assets	8	5,319	3,269
Other non-current assets and prepaid expenses	7	8,192	7,694
Deferred tax assets		1,977	2,152
Tax receivables		190	117
Total Non-current assets		119,976	110,608
Inventories	9	22,153	21,414
Assets sold with a buyback commitment		2,615	1,328
Trade receivables		6,923	6,426
Tax receivables		1,216	802
Other current assets and prepaid expenses	7	12,008	10,288
Current financial assets	8	4,845	6,830
Cash and cash equivalents		36,325	43,669
Assets held for sale		825	763
Total Current assets		86,910	91,520
Total Assets		€206,886	€202,128
Equity and liabilities
Equity	19
Equity attributable to owners of the parent		€81,725	€81,693
Non-controlling interests		599	427
Total Equity		82,324	82,120
Liabilities
Long-term debt	14	21,489	20,001
Other non-current financial liabilities		80	21
Other non-current liabilities	15	7,894	8,065
Non-current provisions	13	7,983	7,744
Employee benefits liabilities	12	5,392	4,911
Tax liabilities		521	542
Deferred tax liabilities		5,226	4,784
Total Non-current liabilities		48,585	46,068
Short-term debt and current portion of long-term debt	14	10,685	9,462
Current provisions	13	13,506	13,724
Employee benefits liabilities	12	571	562
Trade payables		32,776	33,008
Tax liabilities		458	1,264
Other liabilities	15	17,550	15,570
Other current financial liabilities		7	18
Liabilities held for sale		424	332
Total Current liabilities		75,977	73,940
Total Equity and liabilities		€206,886	€202,128

The accompanying notes are an integral part of the Semi-Annual Condensed Consolidated Financial Statements.

STELLANTIS N.V. AND SUBSIDIARIES
SEMI-ANNUAL CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(in € million)
(Unaudited)

		Six months ended June 30,
	Note	2024	2023
Consolidated profit/(loss)		€5,647	€10,918
Adjustments for non-cash items:
depreciation and amortization		3,598	3,740
(gains)/losses on disposals		9	(45)
change in deferred taxes		466	369
other non-cash items		654	252
Change in provisions		97	1,134
Result of equity method investments net of dividends received		224	(46)
Other changes		—	—
Change in carrying amount of leased vehicles		(1,717)	(173)
Changes in working capital	10	(4,089)	(2,756)
Net cash from/(used in) operating activities		4,889	13,393
Proceeds from disposals of shares in consolidated companies and of investments in non-consolidated companies		233	994
Acquisitions of consolidated subsidiaries and equity method and other investments		(1,316)	(662)
Proceeds from disposals of property, plant and equipment and intangible assets		140	133
Investments in property, plant and equipment and intangible assets		(5,703)	(4,447)
Change in amounts payable on property, plant and equipment and intangible assets		233	233
Net change in receivables from financing activities		(2,135)	(2,079)
Other changes		58	(88)
Net cash from/(used in) investing activities		(8,490)	(5,916)
Distributions paid:
to Stellantis shareholders		(4,651)	(4,208)
to non-controlling shareholders of subsidiaries		(2)	—
Proceeds from issuance of shares		10	6
(Purchases)/sales of treasury shares		(1,998)	(674)
Changes in short-term debt and other financial assets and liabilities	14	1,479	392
Changes in long-term debt	14	1,069	450
Change in securities		(175)	(455)
Other changes		—	(8)
Net cash from/(used in) financing activities		(4,268)	(4,497)
Effect of changes in exchange rates		425	(500)
(Increase)/decrease in cash and cash equivalents included in asset held for sale		100	65
Increase/(decrease) in cash and cash equivalents		(7,344)	2,545
Net cash and cash equivalents at beginning of the period		43,669	46,433
Net cash and cash equivalents at end of the period		€36,325	€48,978

The accompanying notes are an integral part of the Semi-Annual Condensed Consolidated Financial Statements.

STELLANTIS N.V. AND SUBSIDIARIES
SEMI-ANNUAL CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(in € million)
(Unaudited)

	Attributable to the Owners of the parent
	Share capital	Treasury shares	Retained earnings excluding revaluations	Cash flow hedges	Remeasurement of the fair value of financial assets	Actuarial gains and losses on pension obligations plans	Effect of change in exchange rates	Cumulative share of OCI of equity method investees	Equity - Attribu table to Owners of the parent	Non-controlling interests	Total equity
At December 31, 2022	€32	€(923)	€66,783	€(169)	€9	€3,404	€2,966	€(103)	€71,999	€383	€72,382
Other comprehensive income	—	—	—	(877)	62	292	(579)	(107)	(1,209)	(4)	(1,213)
Net profit/(loss)	—	—	10,923	—	—	—	—	—	10,923	(5)	10,918
Total Other comprehensive income	—	—	10,923	(877)	62	292	(579)	(107)	9,714	(9)	9,705
Commitment to repurchase and repurchases of treasury shares	—	(674)	(326)	—	—	—	—	—	(1,000)	—	(1,000)
Cancellation of treasury shares	(1)	923	(923)	—	—	—	—	—	(1)	—	(1)
Distributions	—	—	(4,208)	—	—	—	—	—	(4,208)	—	(4,208)
Share-based compensation	—	—	94	—	—	—	—	—	94	—	94
Other changes(1)	—	—	107	8	—	—	—	—	115	(23)	92
At June 30, 2023	€31	€(674)	€72,450	€(1,038)	€71	€3,696	€2,387	€(210)	€76,713	€351	€77,064
____________________________________________________________________________________________________
(1) Includes the effect of hyperinflation for entities whose functional currency is the Turkish Lira, beginning from January 1, 2022, and the Argentine Peso, from July 1, 2018 of €89 million at June 30, 2023. Also includes €8 million deferred net hedging gains transferred to inventory, net of tax

	Attributable to the Owners of the parent
	Share capital	Treasury shares	Retained earnings excluding revaluations	Cash flow hedges	Remeasurement of the fair value of financial assets	Actuarial gains and losses on pension obligations plans	Effect of change in exchange rates	Cumulative share of OCI of equity method investees	Equity - Attributable to Owners of the parent	Non-controlling interests	Total equity
At December 31, 2023	€31	€(2,434)	€80,926	€(833)	€66	€3,217	€1,042	€(322)	€81,693	€427	€82,120
Other comprehensive income	—	—	—	450	(8)	(191)	461	22	734	2	736
Net profit/(loss)	—	—	5,624	—	—	—	—	—	5,624	23	5,647
Total Other comprehensive income	—	—	5,624	450	(8)	(191)	461	22	6,358	25	6,383
Issuance of special voting shares(2)	8	—	(8)	—	—	—	—	—	—	—	—
Commitment to repurchase and repurchases of treasury shares	—	(1,998)	(2)	—	—	—	—	—	(2,000)	—	(2,000)
Cancellation of treasury shares(2)	(1)	2,434	(2,433)	—	—	—	—	—	—	—	—
Distributions	—	—	(4,651)	—	—	—	—	—	(4,651)	—	(4,651)
Share-based compensation	—	—	71	—	—	—	—	—	71	—	71
Other changes(1)	—	—	289	(35)	—	—	—	—	254	147	401
At June 30, 2024	€38	€(1,998)	€79,816	€(418)	€58	€3,026	€1,503	€(300)	€81,725	€599	€82,324
________________________________________________________________________________________________________________________________________________
(1) Includes the effect of hyperinflation for entities whose functional currency is the Turkish Lira, beginning from January 1, 2022, and the Argentine Peso, from July 1, 2018 of €299 million at June 30, 2024. Also includes €35 million deferred net hedging gains transferred to inventory, net of tax
(2) Refer to Note 19, Equity for additional information
The accompanying notes are an integral part of the Semi-Annual Condensed Consolidated Financial Statements.

STELLANTIS N.V. AND SUBSIDIARIES
NOTES TO THE SEMI-ANNUAL CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

1. Basis of preparation
The accompanying Semi-Annual Condensed Consolidated Financial Statements together with the notes thereto (the “Semi-Annual Condensed Consolidated Financial Statements”) were authorized for issuance on July 26, 2024 and have been prepared in accordance with both International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) as well as IFRS as adopted by the European Union(1). The designation “IFRS” also includes International Accounting Standards (“IAS”), as well as all interpretations of the IFRS Interpretations Committee (“IFRIC”).
The Semi-Annual Condensed Consolidated Financial Statements, which have been prepared in accordance with IAS 34 – Interim Financial Reporting, do not include all of the information and notes required for complete financial statements and should be read in conjunction with the audited annual consolidated financial statements as of and for the year ended December 31, 2023 furnished to the AFM and to the SEC on February 22, 2024 (the “Consolidated Financial Statements at December 31, 2023”), which are available on the Company’s corporate website at www.stellantis.com. The accounting policies are consistent with those used at December 31, 2023, except as described in the section — New standards and amendments effective from January 1, 2024 below.
The Semi-Annual Condensed Consolidated Financial Statements are prepared under the historical cost method, modified for the measurement of certain financial instruments as required, as well as on a going concern basis. In this respect, the Company’s assessment is that no material uncertainties (as defined in IAS 1 - Presentation of Financial Statements) exist about its ability to continue as a going concern.
The preparation of the Semi-Annual Condensed Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities and disclosure of contingent liabilities. If in the future such estimates and assumptions, which are based on management’s best judgment at the date of the Semi-Annual Condensed Consolidated Financial Statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate in the period in which the circumstances change. The Semi-Annual Condensed Consolidated Financial Statements include all adjustments considered necessary by management to fairly state the Company's results of operations, financial position and cash flows. For a description of the significant estimates, judgments and assumptions of the Company, refer to Note 2, Basis of preparation - Use of estimates in the Consolidated Financial Statements at December 31, 2023.

________________________________________________________________________________________________________________________________________________
(1) There is no effect on these Semi-Annual Condensed Consolidated Financial Statements resulting from differences between IFRS as issued by the IASB and IFRS as adopted by the European Union

New standards and amendments effective from January 1, 2024
The following new standards, amendments and interpretations, which were effective from January 1, 2024, were adopted by the Company. The adoption of these amendments did not have a material impact on the Semi-Annual Condensed Consolidated Financial Statements.
•In January 2020, the IASB issued Classification of Liabilities as Current or Non-current (Amendments to IAS 1), which affects the requirements in IAS 1 for the presentation of liabilities, including clarifying one of the criteria for classifying a liability as non-current. In October 2022, the IASB issued an amendment to further clarify that covenants of loan arrangements, which an entity must comply with only after the reporting date would not affect classification of a liability as current or non-current at the reporting date. However, those covenants that an entity is required to comply with on or before the reporting date would affect classification as current or non-current, even if the covenant is only assessed after the entity’s reporting date.
•In September 2022, the IASB issued a narrow-scope amendment to IFRS 16 - Leases, which adds to the requirements explaining how a company accounts for a sale and leaseback after the date of the transaction.
•In May 2023, the IASB issued amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures, addressing the presentation of liabilities and the associated cash flows arising out of supplier finance arrangements. The disclosure requirements in the amendments enhance the current requirements and are intended to assist users of financial statements in understanding the effects of supplier finance arrangements on an entity’s liabilities, cash flows and exposure to liquidity risk.
New standards and amendments not yet effective
•In August 2023, the IASB issued amendments to IAS 21 - The Effects of Changes in Foreign Exchange Rates that will require companies to provide more useful information in their financial statements when a currency cannot be exchanged into another currency. These amendments will require companies to apply a consistent approach in assessing whether a currency can be exchanged into another currency and, when it cannot, in determining the exchange rate to use and the disclosures to provide. The amendments are effective for annual reporting periods beginning on or after January 1, 2025, with earlier adoption permitted. We are currently evaluating the impact of adoption.
•In March 2024, the IASB issued IFRS 18 - Presentation and Disclosure in Financial Statements, which is intended to give investors more transparent and comparable information about companies’ financial performance. IFRS 18 replaces IAS 1 - Presentation of Financial Statements but carries forward many requirements of IAS 1 unchanged. The standard introduces three defined categories for income and expenses - operating, investing and financing - to improve the structure of the income statement, and requires all companies to provide new defined subtotals, including operating profit. IFRS 18 also introduces additional disclosure requirements in relation management-defined performance measures. The standard is effective for annual reporting periods beginning on or after January 1, 2027, with earlier adoption permitted. We are currently evaluating the impact of adoption.
•In May 2024, the IASB issued amendments to IFRS 9 and IFRS 7 regarding the classification and measurement of financial instruments. The amendments relate to the settling of financial liabilities using an electronic payment system, as well as assessing contractual cash flow characteristics of financial assets, including those with environmental, social and governance linked features. The amendments are effective for periods beginning on or after January 1, 2026, with early adoption permitted. We are currently evaluating the impact of adoption.

•In May 2024, the IASB issued IFRS 19 - Subsidiaries without Public Accountability: Disclosure which permits eligible subsidiaries to use IFRS Accounting Standards with reduced disclosures. Subsidiaries using IFRS Accounting Standards for their own financial statements provide disclosures that maybe disproportionate to the information needs of their users, and this standard provides reduced disclosures which are better suited to the needs of the users of their financial statements. Subsidiaries are eligible to apply IFRS 19 if they do not have public accountability and their parent company applies IFRS Accounting Standards in their consolidated financial statements. The standard is effective for annual reporting periods beginning on or after January 1, 2027, with earlier adoption permitted. We do not expect the standard to have an impact on the consolidated financial statements.
Exchange rates
The principal exchange rates used to translate other currencies into Euro were as follows:

	For the six months ended June 30, 2024	At June 30, 2024	At December 31, 2023	For the six months ended June 30, 2023	At June 30, 2023
U.S. Dollar (USD)	1.081	1.071	1.105	1.081	1.087
Canadian Dollar (CAD)	1.468	1.467	1.464	1.457	1.442
Mexican Peso (MXN)	18.503	19.565	18.723	19.661	18.561
Pound Sterling (GBP)	0.855	0.846	0.869	0.877	0.858
Polish Zloty (PLN)	4.318	4.313	4.348	4.630	4.450
Swiss Franc (CHF)	0.962	0.963	0.926	0.986	0.979
Turkish Lira (TRY)(1)	n.a.	35.160	32.603	n.a.	28.179
Brazilian Real (BRL)	5.494	5.954	5.350	5.482	5.262
Argentine Peso (ARS)(2)	n.a.	976.358	893.404	n.a.	278.972
Chinese Renminbi (CNY)	7.801	7.775	7.851	7.484	7.898
Japanese Yen (JPY)	164.460	171.940	156.330	145.615	157.160
________________________________________________________________________________________________________________________________________________
n.a. = not applicable
(1) From April 1, 2022, Turkey’s economy was considered to be hyperinflationary. Transactions after January 1, 2022 for entities with the Turkish Lira as the functional currency were translated using the spot rate at the end of the period. The price indices used are published by the Turkish Statistical Institute
(2) From July 1, 2018, Argentina’s economy was considered to be hyperinflationary. Transactions after July 1, 2018 for entities with the Argentine Peso as the functional currency were translated using the spot rate at the end of the period. The price indices used are published by the Insituto Nacional de Estadistica y Censos de la Republica Argentina

2. Scope of consolidation
Acquisitions
In January 2024, Stellantis obtained control of Comercial Automotiva S.A. through the acquisition of 70 percent of the voting equity interest of the company, with symmetrical put and call options to purchase the remaining 30 percent of the equity after December 31, 2026. Comercial Automotiva S.A. sells independent aftermarket auto parts, tires and car maintenance services and currently has more than 126 shops in Brazil. The acquisition further expands Stellantis’ presence in the aftermarket area which is part of our Dare Forward 2030 goals. The total consideration paid in cash at closing was €133 million. The preliminary purchase price allocation has resulted in preliminary goodwill of €33 million, with identifiable net assets of €143 million and €43 million of non-controlling interests. The amounts reported are provisional and could be subject to further adjustment during the one-year measurement period, in accordance with IFRS 3. This entity is reported in the South America segment.

In January 2024, Stellantis obtained control of Punch Powertrain PSA e-transmissions Assembly SAS (“PPETA”) as the joint venture partner, Punch Powertrain did not exercise call options it held prior to the lapse date of December 31, 2023. PPETA assembles and sells electrified dual-clutch transmissions (“eDCTs”). PPETA was previously accounted for under the equity method. As the transaction was executed without the transfer of consideration, the fair value of the existing 85 percent interest is used as a measurement of consideration of €99 million. The preliminary purchase price allocation has resulted in preliminary goodwill of €49 million, identifiable net assets of €59 million and €9 million of non-controlling interests. The amounts reported are provisional and could be subject to further adjustment during the one-year measurement period, in accordance with IFRS 3. PPETA is reported in the Enlarged Europe segment.
In March 2024, Stellantis executed an insolvency call option for total cash consideration €137 million under which we acquired the remaining 40 percent of PPET. Following the transaction Stellantis owns 100 percent in PPET which designs, engineers, manufactures and the components of eDCTs assembled by PPETA. This was previously accounted for under the equity method. The total consideration amounted to €340 million, of which €137 million in cash and the remainder the fair value of the existing equity method investment. The preliminary purchase price allocation resulted in the recognition of identifiable net assets of €343 million. The amounts reported are provisional and could be subject to further adjustment during the one-year measurement period, in accordance with IFRS 3. PPET is reported in the Enlarged Europe segment.
In March 2024, Stellantis acquired a 60 percent interest in the French logistics company, Groupe 2L Logistics which will reinforce vehicle distribution capacity. Total cash consideration was €55 million and through the transaction Stellantis acquired control over Groupe 2L Logistics. The remaining 40 percent is subject to put and call options over a transition period. This entity is reported in the Enlarged Europe segment.

Disposals
In December 2021, Stellantis announced the reorganization of its leasing activities in Europe and the creation of a European multi-brand operational leasing company with CACF, (with each of Stellantis and CACF holding a 50 percent interest). In December 2022, Leasys was transferred from FCA Bank to LeaseCo, a joint venture held 50 percent by both Stellantis and CACF. At December 31, 2022, the equity investment in FCA Bank met the criteria to be classified as held for sale under IFRS 5, Non-current Assets Held for Sale and Discontinued Operations. At December 31, 2022, our investment in FCA Bank was written down to approximately €1,700 million, with the loss of €133 million recognized within Share of the profit/(loss) of equity method investees on the Consolidated Income Statement.
In April 2023, Stellantis completed the sale of the 50 percent interest held in FCA Bank to CACF for net consideration of €1,581 million of which €1,566 million related to industrial activities and €15 million related to financial services. An additional consideration of €68 million was subsequently received as earn-out. The total net consideration is comprised of €1,090 million cash and a credit linked note issued by FCA Bank with fair value at inception of €906 million and a residual amount of €454 million at June 30, 2024 after partial repayment. On disposal of the holding in FCA Bank, Stellantis recorded a loss on disposal of €38 million, which was reported in the Semi-Annual Condensed Consolidated Income Statement in Gains/(losses) of disposal on investments. Also in April 2023 and in relation to the transfer of leasing activities to LeaseCo, payments of €38 million and €64 million were made to Group Santander Consumer Finance and CACF, respectively, for compensation related to loss of future earnings and transfer of risks associated with the lease businesses transferred. These amounts were recognized in our Consolidated Income Statement in Selling, general and other costs.
During the six months ended June 30, 2024, there were various minor business disposals which did not have a material impact on the Semi-Annual Condensed Consolidated Financial Statements.
Held for sale
At June 30, 2024, there was €825 million of assets and €424 million of liabilities (€763 million of assets and €332 million of liabilities at December 31, 2023) which met the criteria under IFRS 5 to be classified as held for sale of which €666 million of assets and €379 million of liabilities (€656 million of assets and €332 million of liabilities at December 31, 2023) relates to Stellantis Otomotiv Pazarlama Anonim Sirketi.

3. Net revenues
Net revenues were as follows:

	Six months ended June 30,
	2024	2023
	(€ million)
Revenues from:
Shipments of vehicles and sales of other goods	€81,464	€95,350
Other services provided	2,124	1,958
Construction contract revenues	389	320
Lease installments from assets sold with a buyback commitment	527	435
Interest income of financial services activities	513	305
Total Net revenues	€85,017	€98,368

Six months ended June 30, 2024	North America	Enlarged Europe	Middle East & Africa	South America	China and India & Asia Pacific	Maserati	Other activities	Total
	(€ million)
Revenues from:
Shipments of vehicles and sales of other goods	€37,681	€28,553	€4,971	€7,177	€1,050	€601	€1,431	€81,464
Other services provided	670	768	34	196	21	30	405	2,124
Construction contract revenues	—	—	—	—	—	—	389	389
Revenues from goods and services	38,351	29,321	5,005	7,373	1,071	631	2,225	83,977

Lease installments from assets sold with a buyback commitment	—	527	—	—	—	—	—	527
Interest income from financial services activities	—	—	—	—	—	—	513	513
Total Net revenues	€38,351	€29,848	€5,005	€7,373	€1,071	€631	€2,738	€85,017

Six months ended June 30, 2023	North America	Enlarged Europe	Middle East & Africa	South America	China and India & Asia Pacific	Maserati	Other activities	Total
	(€ million)
Revenues from:
Shipments of vehicles and sales of other goods	€45,302	€33,556	€4,665	€7,393	€1,942	€1,280	€1,212	€95,350
Other services provided	614	820	33	216	43	30	202	1,958
Construction contract revenues	—	—	—	—	—	—	320	320
Revenues from goods and services	45,916	34,376	4,698	7,609	1,985	1,310	1,734	97,628

Lease installments from assets sold with a buyback commitment	—	435	—	—	—	—	—	435
Interest income from financial services activities	—	—	—	—	—	—	305	305
Total Net revenues	€45,916	€34,811	€4,698	€7,609	€1,985	€1,310	€2,039	€98,368

4. Net financial expenses/(income)
The following table summarizes the Company’s financial income and expenses included within Net financial expenses/(income):

	Six months ended June 30,
	2024	2023
	(€ million)
Interest income and other financial income	€1,164	€1,209

Financial expenses:
Interest expense and other financial expenses	646	518
Interest on lease liabilities	34	31
Write-down and reversals of write-downs of financial assets	(88)	134
Net interest expense on employee benefits provisions	107	105
Total Financial expenses	699	788
Net expenses from derivative financial instruments and exchange rate differences	115	352
Total Financial expenses and Net expenses from derivative financial instruments and exchange rate differences	814	1,140

Net financial expenses/(income)	€(350)	€(69)
During the six months ended June 30, 2024 there was €350 million net financial income as compared to €69 million net financial income in the same period in 2023. The improvement is primarily reflecting the reversal of write-down of the investment in supply chain finance funds for €92 million (€132 million write-down during the six months ended June 30, 2023 - refer to Note 8, Financial assets for additional information) and reduction in foreign exchange losses due to the lower exposure to the Argentine Peso and lower devaluation of the Argentine Peso versus the U.S. Dollar partially offset by higher hyperinflation effect in Argentina.
Net financial expenses/(income) for the six months ended June 30, 2024, include €217 million losses (€88 million losses for the six months ended June 30, 2023) on the net monetary position of entities whose functional currency is the currency of hyperinflationary economies, relating to the Argentine Peso and the Turkish Lira. The increase mainly reflects the higher inflationary rate and the change in net monetary position in certain entities whose functional currency is the Argentine Peso.
5. Tax expense/(benefit)
Tax expense/(benefit) was as follows:

	Six months ended June 30,
	2024	2023
	(€ million)
Current tax expense/(benefit)	€804	€2,387
Deferred tax expense/(benefit)	511	341
Tax expense/(benefit) relating to prior periods	27	(36)
Total Tax expense/(benefit)	€1,342	€2,692

The effective tax rate of 19.2 percent for the six months ended June 30, 2024, is marginally lower compared to the effective tax rate of 19.8 percent for the six months ended June 30, 2023. The decrease in tax expense is primarily driven by decreased results, mainly in Enlarged Europe and North America, and corresponding decrease in tax expense.

The Company has reviewed its corporate structure in light of the introduction of Pillar Two Model Rules in various jurisdictions. Many countries, including the Netherlands as the country of our parent company, have enacted these rules in 2024. As a result, the Pillar Two rules are effective for Stellantis from January 1, 2024. For these Semi-Annual Condensed Consolidated Financial Statements, the impact of the amendments and the Pillar Two model rules is immaterial, and relates to our operations in Switzerland and the United Arab Emirates where the Pillar Two transitional safe harbor does not apply and the Pillar Two effective rate is below 15 percent. The Company has applied the mandatory exception to recognizing and disclosing information about deferred tax assets and liabilities arising from Pillar Two income taxes.
6. Goodwill and intangible assets with indefinite useful lives
Goodwill and intangible assets with indefinite useful lives at June 30, 2024 and at December 31, 2023 are summarized below:

	At June 30, 2024	At December 31, 2023
	(€ million)
Goodwill	€15,437	€15,173
Other intangible assets with indefinite useful lives	16,268	15,821
Total Goodwill and intangible assets with indefinite useful lives	€31,705	€30,994
At June 30, 2024, Goodwill amounted to €15,437 million, with gross value of €15,475 million and accumulated impairment losses of €38 million. During the six months ended June 30, 2024, there were no impairment losses recognized.
At December 31, 2023, Goodwill amounted to €15,173 million, with gross value of €15,211 million and accumulated impairment losses of €38 million.
The increase in Goodwill during the six months ended June 30, 2024 primarily related to currency translation impacts driven by the revaluation of the U.S. Dollar against the Euro, partially offset by the devaluation of the Brazilian Real, and by goodwill recognized on business combinations effected during the six months ended June 30, 2024, including preliminary goodwill in (i) PPETA and (ii) Comercial Automotiva S.A. Refer to Note 2, Scope of Consolidation for additional information.
7. Other assets and prepaid expenses
Other assets and prepaid expenses consisted of the following:

	At June 30, 2024			At December 31, 2023
	Current	Non-current	Total	Current	Non-current	Total
	(€ million)
Receivables from financing activities	€5,249	€5,382	€10,631	€4,487	€4,507	€8,994
Other receivables	4,871	1,408	6,279	4,311	1,628	5,939
Defined benefit plan assets	35	850	885	24	886	910
Derivative operating assets	236	78	314	157	51	208
Prepaid expenses and other	1,617	474	2,091	1,309	622	1,931
Total other assets and prepaid expenses	€12,008	€8,192	€20,200	€10,288	€7,694	€17,982
The increase in Receivables from financing activities at June 30, 2024, is primarily due to an increase in the portfolio of retail and dealer financing activities in the U.S.
Transfer of financial assets
At June 30, 2024, the Company had receivables due after that date which had been transferred without recourse and which were derecognized in accordance with IFRS 9, Financial Instruments, amounting to €16,561 million (€16,991 million at December 31, 2023), of which 67 percent (75 percent at December 31, 2023), mainly due from the sales network, were transferred to financing companies in partnership with Santander and BNP Paribas.

8. Financial assets

	At June 30, 2024			At December 31, 2023
	Current	Non-current	Total	Current	Non-current	Total
	(€ million)
Derivative financial assets	€35	€51	€86	€17	€23	€40
Financial securities measured at fair value through other comprehensive income	56	355	411	59	356	415
Financial securities measured at fair value through profit or loss	840	1,214	2,054	1,013	911	1,924
Financial securities measured at amortized cost	2,318	3,521	5,839	3,667	1,764	5,431
Financial receivables	1,540	146	1,686	2,023	158	2,181
Collateral deposits(1)	56	32	88	51	57	108
Total financial assets	€4,845	€5,319	€10,164	€6,830	€3,269	€10,099
_______________________________________________________________________________________________________________________________________________________________________
(1) Collateral deposits are held in connection with derivative transactions and debt obligations
During the year ended December 31, 2021, Credit Suisse Asset Management suspended redemptions and subscriptions of certain supply chain finance funds, which the Company holds a position in, and approved the commencement of the liquidation process of the funds. The Company received cash proceeds of approximately 67 percent of its investment during 2021, with no further material proceeds received during the years ended December 31, 2022 and 2023. As a result of information received during the year ended December 31, 2023, it was believed that the uncertainty surrounding recovery of the remaining balance had increased, and therefore we impaired the remaining balance of €132 million. This was reported within Net financial expenses/(income) in the Consolidated Income Statement for the year ended December 31, 2023. Following the acquisition of Credit Suisse Asset Management by UBS, in June 2024, Stellantis received an offer for €92 million, representing 90 percent of the last determined value of its investment. The offer was accepted by Stellantis in July 2024, and payment is expected in August 2024. Based on the information received in June 2024, it was determined that we should reverse the impairment previously recorded and recognize an asset in the amount of €92 million within financial securities measured at amortized cost. This is reported within Net financial expenses/(income) in the Condensed Consolidated Income Statement, consistent with how the impairment was reported in 2023.
9. Inventories

	At June 30, 2024	At December 31, 2023
	(€ million)
Finished goods and goods for resale	€12,583	€12,064
Work-in-progress, raw materials and manufacturing supplies	9,378	9,136
Amount due from customers for contract work	192	214
Total Inventories	€22,153	€21,414
Construction contracts, net asset/(liability) relate to the design and production of industrial automation systems and related products and is summarized as follows:

	At June 30, 2024	At December 31, 2023
	(€ million)
Aggregate amount of costs incurred and recognized profits (less recognized losses) to date	€801	€766
Less: Progress billings	714	659
Construction contracts, net asset/(liability)	87	107
Construction contract assets	192	214
Less: Construction contract liabilities (Note 15)	105	107
Construction contracts, net asset/(liability)	€87	€107

10. Working capital

	Six months ended June 30,
	2024	2023
	(€ million)
(Increase)/decrease in inventories	€(900)	€(1,970)
(Increase)/decrease in trade receivables	(497)	(3,858)
Increase/(decrease) in trade payables	(1,109)	3,274
Other changes	(1,583)	(202)
Total change in working capital	€(4,089)	€(2,756)
The change in working capital of €4,089 million includes (i) an increase of €900 million in inventories the largest contributor to which was the Middle East & Africa segment, which experienced increased inventory levels as a result of temporary local regulatory matters, (ii) an increase of €497 million in trade receivables mainly reflecting seasonality, (iii) a net absorption of €1,583 million in other receivables and payables mainly related to income tax payments in North America and Enlarged Europe, and(iv) a decrease of €1,109 million in trade payables primarily reflecting decreases in production in the last months of the period as compared to the prior year.

11. Share-based compensation
Share-based payment expense
Including previously granted awards, total expense of approximately €69 million was recorded for the Performance Share Units (“PSU”), Performance Restricted Share Units (“PRSU”) and Restricted Share Units (“RSU”) awards for the six months ended June 30, 2024. Total expense of approximately €89 million was recorded for the PSU and RSU awards for the six months ended June 30, 2023.
The total number of PSU, PRSU and RSU awards outstanding at June 30, 2024, was approximately 16 million, nil and approximately 8 million respectively.
12. Employee benefits liabilities
Employee benefits liabilities include provisions for both pension plans and health care, legal, severance indemnity and other post-employment benefits (“OPEB”) and consisted of the following:

	At June 30, 2024			At December 31, 2023
	Current	Non-current	Total	Current	Non-current	Total
	(€ million)
Pension benefits	€48	€2,263	€2,311	€45	€1,913	€1,958
Health care and life insurance plans	124	1,584	1,708	120	1,577	1,697
Other post-employment benefits	52	742	794	58	735	793
Other provisions for employees	347	803	1,150	339	686	1,025
Total Employee benefits liabilities	€571	€5,392	€5,963	€562	€4,911	€5,473
The U.S. and Canada pension plans, representing the largest portion of the Company’s pension benefits as of June 30, 2024, were remeasured at this date resulting in an increase in the net liability of approximately €226 million due to unfavorable asset returns, partially offset by increases in the discount rate.
During the six months ended June 30, 2024, no curtailment losses were recorded.

Pension and OPEB costs included in the Semi-Annual Condensed Consolidated Income Statement were as follows:

	Six months ended June 30,
	2024		2023
	Pension	OPEB	Pension	OPEB
	(€ million)
Current service cost	€69	€24	€68	€21
Interest expense	587	68	574	67
Interest (income)	(555)	(7)	(554)	(1)
Other administrative costs	26	(6)	43	—
Curtailment loss/(gain)	—	—	113	5
Total	€127	€79	€244	€92
Total defined benefit contributions and direct benefit payments of €32 million were made primarily to the plans in U.S., Canada and the UK during the six months ended June 30, 2024.

13. Provisions

	At June 30, 2024			At December 31, 2023
	Current	Non-current	Total	Current	Non-current	Total
	(€ million)
Product warranty and recall campaigns	€3,599	€5,268	€8,867	€3,574	€5,410	€8,984
Sales incentives	5,482	—	5,482	6,031	—	6,031
Restructuring	1,511	387	1,898	958	342	1,300
Legal proceedings and disputes	366	689	1,055	343	747	1,090
Commercial risks	1,974	779	2,753	2,301	422	2,723
Other risks	574	860	1,434	517	823	1,340
Total Provisions	€13,506	€7,983	€21,489	€13,724	€7,744	€21,468
During the six months ended June 30, 2024, €1,212 million was recognized for restructuring costs, primarily related to workforce reduction mainly in Enlarged Europe. Restructuring costs for the six months ended June 30, 2024 included nil curtailment losses.

During the six months ended June 30, 2023, €552 million was recognized for restructuring costs, primarily related to workforce reduction mainly in Enlarged Europe and North America. Restructuring costs for the six months ended June 30,
2023 include €118 million curtailment losses in North America recorded within Employee benefits liabilities.

14. Debt

	At June 30, 2024			At December 31, 2023
	Current	Non-current	Total	Current	Non-current	Total
	(€ million)
Notes	€845	€16,477	€17,322	€2,277	€15,938	€18,215
Borrowings from banks	2,914	902	3,816	1,512	1,324	2,836
Asset-backed financing	4,859	2,350	7,209	3,638	1,140	4,778
Lease liabilities	807	1,597	2,404	718	1,440	2,158
Other debt	1,260	163	1,423	1,317	159	1,476
Total Debt	€10,685	€21,489	€32,174	€9,462	€20,001	€29,463

Euro Medium Term Note Programme Notes
Certain notes issued by Stellantis are governed by the terms and conditions of the MTN Programme (previously known as the Global Medium Term Note Programme, or “GMTN” Programme). A maximum of €30 billion is allowed to be issued under this program. Notes under the MTN Programme were also issued, or otherwise guaranteed, by FCA N.V., now known as Stellantis N.V. From time to time, Stellantis N.V. may buyback notes in the market that had been issued under this program. Such buybacks, if made, depend upon market conditions, the Company's financial situation and other factors which could affect such decisions.
Notes issued under the MTN Programme impose covenants on the issuer and, in certain cases, on Stellantis N.V. as guarantor, which include: (i) negative pledge clauses which require that in the case that any security interest upon assets of the issuer and/or Stellantis N.V. is granted in connection with other notes or debt securities having the same ranking, such a security should be equally and ratably extended to the outstanding notes; (ii) pari passu clauses, under which the notes rank and will rank pari passu with all other present and future unsubordinated and unsecured obligations of the issuer and/or Stellantis N.V.; (iii) periodic disclosure obligations; (iv) cross-default clauses which require immediate repayment of the notes under certain events of default on other financial instruments issued by Stellantis' main entities; and (v) other clauses that are generally applicable to securities of a similar type. A breach of these covenants may require the early repayment of the notes.
Under the €30 billion Euro MTN Programme, the Company issued two notes during the six months ended June 30, 2024:
•In March 2024, a Green Bond was issued with a principal amount of €500 million with an interest rate of 3.75 percent and matures in March 2036. Stellantis will allocate an amount equal to the net proceeds of the Green Bond to investments and expenditures meeting the eligibility criteria (the “Eligible Green Projects”). The Eligible Green Projects include design, development and manufacturing of zero emissions vehicles, that are battery electric vehicles and hydrogen fuel cell vehicles; and
•In March 2024, the Company issued notes with principal amount of €750 million with an interest rate of 3.5 percent and which matures in September 2030.
In April 2024, the Company repaid, at maturity, a €1,250 million note formerly issued by FCA N.V. in 2016.
Other Notes
In March 2024, Stellantis repaid, at maturity, a €600 million note and a €100 million note formerly issued by PSA in 2017.
Undrawn committed credit lines
At June 30, 2024, undrawn committed credit lines of €12.6 billion include the syndicated revolving credit facility (“RCF”) of €12.0 billion, signed in 2021 with a group of relationship banks. The RCF is available for use in general corporate purposes and is structured in two tranches: €6.0 billion, with a 3-year tenor, and €6.0 billion, with a 5-year tenor, with each tranche benefiting from two further extension options, each of 1-year. In June 2023, the second-year extension option was exercised.
In March 2024, a new RCF committed credit line of €0.9 billion ($1 billion) was signed by SFS U.S. The line expires in March 2027 and, at June 30, 2024, it was fully drawn.
Borrowings from banks
The increase of bank borrowings is mainly due to the new SFS U.S. RCF.

Asset-backed financing
Asset-backed financing primarily represented the amount of financing received by SFS U.S. through securitization programs of €7,121 million, (€4,711 million at December 31, 2023) that will be settled through the collection of a portfolio of receivables which originate from consumers. The increase in asset-backed financing at June 30, 2024, is primarily due to securitizations made to fund the increase in the SFS U.S. portfolio.
Warehouse Credit Facilities
There are two revolving warehouse credit facilities used to finance loan originations by SFS U.S. The Company believes that the credit facilities will continue to be renewed or replaced, and that it will be able to secure additional sources of financing on satisfactory terms; however, there can be no assurance that it will be able to do so. In the event that the Company is unable to renew its facilities, the receivables pledged would amortize over time to pay down the warehouse credit facilities; however, the Company would not be able to finance new receivables without alternative sources of funding. SFS U.S. uses interest rate derivatives in order to reduce the interest rate risk of certain warehouse credit facilities.
The Company has two separate active USD warehouse credit facilities. First Investors Auto Receivables Corporation (“FIARC”) was implemented in August 2012 and has a commitment through June 2026. The FIARC facility has a capacity of €279 million ($300 million) and bears interest based on SOFR plus a spread. The first SFS U.S. facility, SFS Funding, LLC, was implemented in August 2022 and was renewed in April 2024 and matures in April 2026. The €2.3 billion ($2.5 billion) commitment was increased to €3.7 billion ($4 billion) in April 2024 and bears interest based on variable commercial paper rates plus a spread or one-month term SOFR, plus a spread. The second SFS U.S. facility, SFS Funding II, LLC, was implemented in August 2022 and terminated in April 2024.
ABS Term Notes
ABS Term Notes are issued in various classes ranging from Class A to Class E Notes. These notes are sequentially paid with Class A Notes paid first. The range in interest rates depends on the level of risk of loss and is determined by investor interest in each class of the notes. The terms governing the warehouse credit facilities and ABS Term Notes contains numerous covenants relating to the issuer’s business, the observance of certain financial covenants, the avoidance of certain levels of delinquency experience and other matters. A breach of a covenant, if not cured within the time limits specified, could precipitate events of default that might result in the acceleration of the ABS Term Notes or warehouse credit facilities. The Company was not in default with respect to any financial and non-financial covenants governing these financing arrangements at June 30, 2024.
15. Other liabilities
Other liabilities consisted of the following:

	At June 30, 2024			At December 31, 2023
	Current	Non-current	Total	Current	Non-current	Total
	(€ million)
Payables for buyback agreements	€3,894	€4,484	€8,378	€1,877	€4,645	€6,522
Accrued expenses and deferred income	5,315	885	6,200	4,778	751	5,529
Indirect tax payables	1,551	12	1,563	1,426	15	1,441
Payables to personnel	1,817	—	1,817	2,658	4	2,662
Social security payables	657	11	668	567	15	582
Construction contract liabilities (Note 9)	105	—	105	107	—	107
Service contract liabilities	747	2,113	2,860	808	2,160	2,968
Derivatives operating liability	636	114	750	746	299	1,045
Other	2,828	275	3,103	2,603	176	2,779
Total Other liabilities	€17,550	€7,894	€25,444	€15,570	€8,065	€23,635

16. Fair value measurement
Assets and liabilities that are measured at fair value on a recurring basis
The following table shows the fair value hierarchy, based on observable and unobservable inputs, for financial assets and liabilities that are measured at fair value on a recurring basis at June 30, 2024 and December 31, 2023:

	At June 30, 2024				At December 31, 2023
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	(€ million)
Financial securities and equity instruments measured at FVOCI	€110	€23	€278	€411	€110	€23	€282	€415
Financial securities and equity instruments measured at FVPL	1,213	—	841	2,054	1,041	—	883	1,924
Derivative financial assets	—	86	—	86	—	40	—	40
Derivative operating assets	—	314	—	314	—	208	—	208
Collateral deposits	88	—	—	88	108	—	—	108
Receivables from financing activities	—	—	198	198	—	—	117	117
Trade receivables	—	19	—	19	—	49	—	49
Other receivables	—	—	76	76	—	—	76	76
Investment held for sale	—	—	—	—	—	—	—	—
Money market securities	14,981	—	—	14,981	17,691	—	—	17,691
Total Assets	€16,392	€442	€1,393	€18,227	€18,950	€320	€1,358	€20,628
Derivative financial liabilities	—	140	—	140	—	39	—	39
Derivative operating liabilities	—	731	19	750	—	1,005	40	1,045
Total Liabilities	€—	€871	€19	€890	€—	€1,044	€40	€1,084
The fair value of derivative financial assets and liabilities is measured by taking into consideration market parameters at the balance sheet date and using valuation techniques widely accepted in the financial business environment, as described below:
•the fair value of forward contracts, swaps and options hedging currency risk is determined by using valuation techniques common in the financial markets and taking market parameters at the balance sheet date (in particular, exchange rates, interest rates and volatility rates);
•the fair value of interest rate swaps and forward rate agreements is determined by taking the prevailing interest rates at the balance sheet date and using the discounted expected cash flow method;
•the fair value of combined interest rate and currency swaps is determined using the exchange and interest rates prevailing at the balance sheet date and the discounted expected cash flow method; and
•the fair value of swaps and options hedging commodity price risk is determined by using valuation techniques common in the financial markets and taking market parameters at the balance sheet date (in particular, underlying prices, interest rates and volatility rates).
The fair value of money market securities is also based on available market quotations.
The fair value of Receivables from financing activities, which are classified in Level 3 of the fair value hierarchy, has been estimated using discounted cash flow models. The most significant inputs used in this measurement are market discount rates that reflect conditions applied in various reference markets on receivables with similar characteristics, adjusted in order to take into account the credit risk of the counterparties.
The fair value of Other receivables is classified in Level 3 of the fair value hierarchy and has been estimated using discounted cash flow models. The most significant inputs used in this measurement are market discount rates.

For assets and liabilities recognized in the financial statements at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization at the end of each reporting period.
The following is a reconciliation of the changes in items measured at fair value and classified within Level 3:

	Six months ended June 30, 2024
	Receivables from financing activities	Financial securities	Derivative assets/(liabilities)	Collateral deposits	Money market securities	Other receivables
	(€ million)
At January 1	€117	€1,165	€(40)	€—	€—	€76
Change in scope	—	(6)	—	—	—	—
Gains/(losses) recognized in Consolidated Income Statement	—	(5)	—	—	—	—
Gains/(losses) recognized in Other comprehensive income/(loss)	—	(20)	21	—	—	—
Issues/(Settlements)	81	—	—	—	—	—
Purchases/(Sales)	—	(15)	—	—	—	—
At June 30	€198	€1,119	€(19)	€—	€—	€76

	Six months ended June 30, 2023
	Receivables from financing activities	Financial securities	Derivative assets/(liabilities)	Collateral deposits	Money market securities	Other receivables

At January 1	€259	€254	€(48)	€—	€1	€89
Change in scope	—	(28)	—	—	—	—
Gains/(losses) recognized in Consolidated Income Statement	—	3	—	—	—	5
Gains/(losses) recognized in Other comprehensive income/(loss)	—	43	(41)	—	—	—
Issues/(Settlements)	111	—	—	—	—	—
Purchases/(Sales)	—	1,127	—	—	—	—
Transfer (from)/to level 3	—	—	—	—	(1)	—
At June 30	€370	€1,399	€(89)	€—	€—	€94
The gains/(losses) included in the Semi-Annual Condensed Consolidated Income Statements during the six months ended June 30, 2024 and 2023 were recognized within Net financial expenses. Of the total gains/(losses) recognized in Other comprehensive income, €21 million of gains were recognized within Cash flow reserves (€41 million of losses at June 30, 2023), €6 million of losses were recognized within Currency translation differences (€36 million of losses at June 30, 2023) and €14 million of losses were recognized within Gains and losses from remeasurement of financial assets (€79 million of gains at June 30, 2023).
Assets and liabilities not measured at fair value on recurring basis
The carrying value of debt securities measured at amortized cost, current receivables and payables is a reasonable approximation of fair value as the present value of future cash flows does not differ significantly from the carrying amount.
The carrying value of Cash at banks and Other cash equivalents usually approximate fair value due to the short maturity of these instruments.

The following table summarizes the carrying amount and fair value for financial assets and liabilities not measured at fair value on a recurring basis:

		At June 30, 2024		At December 31, 2023
	Note	Carrying amount	Fair Value	Carrying amount	Fair Value
		(€ million)
Dealer financing		€2,349	€2,348	€2,188	€2,184
Retail financing		6,790	6,602	5,505	5,364
Finance leases		187	193	133	133
Other receivables from financing activities		1,106	1,137	1,051	1,063
Total Receivables from financing activities(1)	7	€10,432	€10,280	€8,877	€8,744

Notes		€17,322	€16,403	€18,215	€17,391
Borrowings from banks & Other debt		5,239	5,211	4,312	4,274
Asset-backed financing		7,209	7,203	4,778	4,772
Total Debt, excluding Lease liabilities	14	€29,770	€28,817	€27,305	€26,437
________________________________________________________________________________________________________________________________________________
(1) Amounts exclude receivables measured at FVPL

The carrying value of financial securities measured at amortized cost was a reasonable approximation of fair value as the present value of future cash flows did not differ significantly from the carrying amount. Refer to Note 8, Financial assets for additional information.
Notes that are traded in active markets for which close or last trade pricing is available are classified within Level 1 of the fair value hierarchy. Notes for which such prices are not available are valued at the last available price or based on quotes received from independent pricing services or from dealers who trade in such securities and are categorized within Level 2. At June 30, 2024, €16,087 million and €316 million of Notes were categorized within Level 1 and Level 2, respectively. At December 31, 2023, €17,073 million and €318 million of Notes were categorized within Level 1 and Level 2, respectively.
The fair value of Borrowings from banks and Other debt classified within Level 2 of the fair value hierarchy has been estimated using discounted cash flow models. The main inputs used are market interest rates, adjusted for market expectations of the Company’s non-performance risk implied in quoted prices of traded securities issued by the Company and existing credit derivatives on Company liabilities. The fair value of the Borrowings from banks and Other debt that requires significant adjustments using unobservable inputs is categorized in Level 3. At June 30, 2024, €5,022 million and €189 million of Borrowings from banks and Other Debt were categorized within Level 2 and Level 3, respectively. At December 31, 2023, €4,041 million and €233 million of Borrowings from banks and Other Debt were categorized within Level 2 and Level 3, respectively.
17. Related party transactions
Related parties of the Company are entities and individuals capable of exercising control, joint control or significant influence over the Company and its subsidiaries. Related parties also include associates, joint ventures and unconsolidated subsidiaries of the Company, members of the Stellantis Board of Directors, executives with strategic responsibilities and certain members of their families. Related parties include companies belonging to Exor N.V. (“Exor”), which include Ferrari N.V., CNH Industrial N.V. (“CNHI”) and Iveco Group N.V. ("Iveco"), which was spun-off from CNHI effective January 1, 2022.
Transactions carried out by Stellantis with its related parties are on commercial terms that are normal in the respective markets, considering the characteristics of the goods or services involved, and primarily relate to:
•the sale of LCV and spare parts to Iveco's owned dealer network;
•the sale of iron and aluminum engine components, plastic components and industrial equipment to Iveco;

•the sale of propulsion system and other components to the companies of CNHI;
•the provision of services (accounting, payroll, tax administration, information technology and security) to the companies of CNHI and Iveco, with the majority of these services terminated in June 2023;
•the purchase of engines and engine components for Maserati vehicles from Ferrari N.V.;
•the sale of vehicles for rental activities to Leasys (refer to Note 2, Scope of consolidation for additional information);
•the sale of vehicles for resale and leasing activities to the joint ventures with Santander and BNP Paribas;
•the purchase of used vehicles from Leasys and the joint ventures with Santander and BNP Paribas under repurchase agreements from leasing and rentals activities;
•the purchase of light commercial vehicles and passenger cars from and the sale of goods to the joint venture Tofas;
•the provision of services and the sale of goods to DPCA until late 2023;
•the purchase of vehicles from, and the provision of services and the sale of goods to the joint operation, FIAPL;
•the Jeep brand sponsorship of Juventus Football Club (a subsidiary of Exor); and
•the manufacturing assistance services in both technology and personnel to manufacture an electric vertical take-off and landing aircraft with Archer.
The amounts for transactions with related parties recognized in the Semi-Annual Condensed Consolidated Income Statement were as follows:

	Six months ended June 30,
	2024				2023
	Net revenues	Cost of revenues	Selling, general and other costs/(income)	Net financial expenses/(income)	Net revenues	Cost of revenues	Selling, general and other costs/(income)	Net financial expenses/(income)
	(€ million)
Joint arrangements and associates	€4,639	€644	€(29)	€15	€5,927	€912	€18	€(5)
CNHI	6	—	—	—	20	—	—	—
Ferrari N.V.	2	4	—	—	9	24	—	—
Iveco	58	29	—	—	130	6	—	—

Assets and liabilities from transactions with related parties were as follows:

	At June 30, 2024				At December 31, 2023
	Trade and other receivables	Trade payables and Other liabilities	Asset-backed financing	Debt(1)	Trade and other receivables	Trade payables and Other liabilities	Asset-backed financing	Debt(1)
	(€ million)
Joint arrangements and associates	€2,388	€904	€27	€75	€1,696	€787	€38	€60
CNHI	7	1	—	—	11	1	—	—
Ferrari N.V.	5	1	—	—	8	19	—	—
Iveco	19	32	—	—	42	40	—	—
________________________________________________________________________________________________________________________________________________
(1) Related to Debt excluding Asset-backed financing, refer to Note 14, Debt for additional information
At June 30, 2024, there were €250 million in guarantees on independent dealers’ debt provided to our joint ventures with Santander.
18. Guarantees granted, commitments and contingent liabilities
Litigation
Takata Airbag Inflators
Putative class action lawsuits were filed in March 2018 against FCA US LLC (“FCA US”), a wholly owned subsidiary of Stellantis, in the U.S. District Courts for the Southern District of Florida and the Eastern District of Michigan, asserting claims under federal and state laws alleging economic loss due to Takata airbag inflators installed in certain of our vehicles. The cases were subsequently consolidated in the Southern District of Florida.

In November 2022, the Court granted summary judgment in FCA US’s favor against all claimants except those in Georgia and North Carolina. Plaintiffs were granted leave to file an amended complaint to add additional states to the pending action. Plaintiffs’ appeal of the grant of summary judgement was dismissed by the Court for lack of jurisdiction. In May 2024, the Court entered an order to allow FCA US’s renewed motions for summary judgment to address the remaining amended claims.

In June 2023, the Court entered an order preliminarily granting class certification for the amended complaint. In July 2023, the Court revisited its class certification order and further narrowed the classes based on a recent Court of Appeals decision. FCA US’ appeal of the Court’s preliminary order was denied.

At this stage of the proceedings, we are unable to reliably evaluate the likelihood that a loss will be incurred or estimate a range of possible loss.
Emissions
We face class actions and individual claims alleging emissions non-compliance in several countries. Several former FCA and PSA companies and Dutch dealers have been served with class actions in the Netherlands by Dutch foundations seeking monetary damages and vehicle buybacks in connection with alleged emissions non-compliance of certain vehicles equipped with diesel engines. We have also been notified of a potential class action on behalf of Dutch consumers alleging emissions non-compliance of certain former FCA vehicles sold as recreational vehicles, as well as a securities class action in the Netherlands, alleging misrepresentations by FCA. Class actions alleging emissions non-compliance has also been filed and are on-going in Portugal regarding former FCA vehicles, in the UK regarding former FCA and PSA vehicles, and in Israel regarding former PSA vehicles. We are also defending approximately 6,000 pending individual consumer claims alleging emissions non-compliance in Germany and approximately 30 individual consumer cases in Austria.

The results of the private litigation matters described above cannot be predicted at this time and these inquiries and litigation may lead to damage awards which may have a material adverse effect on our business, financial condition and results of operations. It is also possible that these matters and their ultimate resolution may adversely affect our reputation with consumers, which may negatively impact demand for our vehicles and consequently could have a material adverse effect on our business, financial condition and results of operations. At this stage, we are unable to evaluate the likelihood that a material loss will be incurred with regard to these private litigations or estimate a range of possible loss.
General Motors
In November 2019, General Motors LLC and General Motors Company (collectively, “GM”) filed a lawsuit in the U.S. District Court for the Eastern District of Michigan against FCA US, FCA N.V., now Stellantis N.V., and certain individuals, claiming violations of the Racketeer Influenced and Corrupt Organizations (“RICO”) Act, unfair competition and civil conspiracy in connection with allegations that FCA US made payments to The International Union, United Automobile, Aerospace and Agricultural Implement Workers of America (“UAW”) officials that corrupted the bargaining process with the UAW and as a result FCA US enjoyed unfair labor costs and operational advantages that caused harm to GM. GM also claimed that FCA US had made concessions to the UAW in collective bargaining that the UAW was then able to extract from GM through pattern bargaining which increased costs to GM and that this was done by FCA US in an effort to force a merger between GM and FCA N.V. The court dismissed GM’s lawsuit with prejudice and the U.S. Court of Appeals for the Sixth Circuit subsequently affirmed the dismissal of GM’s complaint. On April 17, 2023, the U.S. Supreme Court declined to grant review of the Sixth Circuit’s decision, which finally resolved the federal court case.

Following dismissal of its Federal court case, GM filed an action against FCA US and FCA N.V., now Stellantis N.V., in Michigan state court, making substantially the same claims as it made in the federal litigation. In October 2021, the court granted Stellantis N.V. and FCA US’s motion for summary disposition. GM filed a motion for reconsideration and in December 2021, the court granted GM’s motion, permitting GM to amend its complaint. GM filed a second amended complaint in December 2021. In May 2022, the court denied FCA US’s motion for summary disposition and permitted discovery to proceed against FCA US. In July 2022, the court granted Stellantis N.V.’s motion for summary disposition, but in November 2022 the court granted GM’s motion for reconsideration and permitted jurisdictional discovery to proceed against Stellantis N.V. The parties are currently engaged in discovery, which is expected to continue through late 2024. At this stage, we are unable to reliably evaluate the likelihood that a loss will be incurred or estimate a range of possible loss.
Government Inquiries
Emissions
We are subject to criminal and civil governmental investigations alleging emissions non-compliance in certain European jurisdictions and we continue to cooperate with these investigations.

As part of the judicial investigation of several automakers in France, commencing in 2016 and 2017, Automobiles Peugeot and Automobiles Citroën were placed under examination by the Judicial Court of Paris in June 2021 on allegations of consumer fraud in connection with the sale of Euro 5 diesel vehicles in France between 2009 and 2015. In July 2021, FCA Italy (now known as Stellantis Europe) was placed under examination by the same court for possible consumer fraud in connection with the sale of Euro 6 diesel vehicles in France between 2014 and 2017. As is typical in a French criminal inquiry, each of the companies were required to pay bail for the potential payment of damages and fines and to ensure representation in court, and to provide a guarantee for the potential compensation of losses. None of these amounts were, individually or in aggregate, material to the Company.

In May 2023, the German authority, Kraftfahrt-Bundesamt (“KBA”) notified Stellantis of its investigation of certain Opel Euro 5, Peugeot Euro 6b, Fiat Euro 5 and Euro 6 vehicles and its intent to require remedial measures based on the alleged non-compliance of the diesel engines in certain of those vehicles. The KBA subsequently expanded its inquiry to include Euro 5 and Euro 6 engines used in certain Alfa Romeo, Fiat and Jeep vehicles, as well as Suzuki vehicles equipped with diesel engines supplied by FCA Italy and requested information relating to all Stellantis vehicles that may make use of strategies similar to those allegedly used by the identified vehicles. In January 2024, the KBA advised that the Opel vehicles, equipped with Euro 5 engines, are non-compliant. At the KBA’s request, during the first half of 2024, Opel submitted a plan to bring the vehicles into compliance. In July 2024, Opel received a formal decision of non-compliance from the KBA regarding its vehicles equipped with Euro 5 diesel engines. Although we intend to object to this formal decision, we continue to cooperate with the KBA and, at this stage, we are unable to reliably evaluate the likelihood that a loss will be incurred or estimate a range of possible loss. Given the number of vehicles potentially involved, however, the cost of any recall, and the impact that any recall could have on related private litigation, may be significant.

In December 2019, the Italian Ministry of Transport (“MIT”) notified FCA Italy of communications with the Dutch Ministry of Infrastructure and Water Management (“I&W”) regarding certain irregularities allegedly found by the RDW and the Dutch Center of Research TNO in the emission levels of certain Jeep Grand Cherokee Euro 5 models and a vehicle model of another OEM containing a Euro 6 diesel engine supplied by FCA Italy. In January 2020, the Dutch Parliament published a letter from the I&W summarizing the conclusions of the RDW regarding those vehicles and engines and indicating an intention to order a recall and report their findings to the Public Prosecutor, the European Commission (“EC”) and other member states. FCA engaged with the RDW to present our positions and cooperate to reach an appropriate resolution of this matter. FCA Italy proposed certain updates to the relevant vehicles that have been tested and approved by the RDW and are now being implemented.

In July 2020, unannounced inspections took place at several of FCA’s sites in Germany, Italy and the UK at the initiative of the Public Prosecutors of Frankfurt am Main and of Turin, as part of their investigations of potential violations of diesel emissions regulations and consumer protection laws. In April 2022, former FCA companies received an order to produce documents to the Public Prosecutors. In October 2022, inspections took place at the Italian offices of FCA Italy and Maserati and at the German office of Maserati Deutschland. At the Public Prosecutor of Turin’s request, the Italian proceedings were dismissed in September 2023 and October 2023. We continue to participate in settlement discussions with the Public Prosecutor of Frankfurt regarding the former FCA vehicles.

In 2023, the French market surveillance authority (SSMVM) issued decisions of non-compliance regarding NOx emissions of certain Euro 6b Opel Meriva, Euro 6b Peugeot 308, Euro 6b Opel Astra and Euro 6b Lancia Ypsilon vehicles. The decision regarding the Euro 6b Opel Astra vehicles remains at a preliminary procedural stage with the SSMVM, We have appealed the decisions relating to the other vehicles and our appeals remain pending.

In January 2024, the EC notified the MIT of the alleged non-compliance of Fiat Ducato Euro 6 vehicles based on tests performed at the EC’s request. We are cooperating with the MIT as it responds to the EC.

The results of the unresolved governmental investigations described above cannot be predicted at this time and may lead to further enforcement actions or penalties, any of which may have a material adverse effect on our business, financial condition and results of operations. It is also possible that these matters and their ultimate resolution may adversely affect our reputation with consumers, which may negatively impact demand for our vehicles and consequently could have a material adverse effect on our business, financial condition and results of operations. At this stage, we are unable to evaluate the likelihood that a material loss will be incurred with regard to these unresolved inquiries or estimate a range of possible loss.
End of Life Vehicles
In March 2022, the EC and the UK Competition and Markets Authority (the “CMA”) conducted unannounced inspections at the premises of Opel and several other companies and associations active in the European automotive sector. These inspections, as well as contemporaneous and subsequent information requests received from the EC and CMA, relate to potential collusion in the collection, treatment, and recovery of end-of-life vehicles and whether such activity may have violated relevant competition laws. We continue to cooperate with these investigations. However, at this stage, we are unable to predict the outcome of these investigations and due to the range of possible outcomes, we are unable to reliably estimate a range of probable losses.

Other matters
Corporate Average Fuel Economy (“CAFE”) standards
In August 2020, the U.S. Court of Appeals for the Second Circuit vacated a final rule published by National Highway Traffic Safety Administration (“NHTSA”) in July 2019 that had reversed NHTSA’s 2016 increase to the base rate of the CAFE penalty from $5.50 to $14.00. The base rate applies to each tenth of a mile per gallon that a manufacturer’s fleet-wide average fuel efficiency is below the CAFE standard, and is multiplied by the number of vehicles in the manufacturer’s fleet to arrive at an aggregate penalty. In January 2021, NHTSA published an interim final rule with immediate effect, the result of which was to apply the increased fine rate that resulted from the Second Circuit’s ruling to future model years. In particular, NHTSA’s interim rule imposed a CAFE penalty base rate of $5.50 through 2021 Model Year and increased the CAFE penalty base rate to $14.00 prospectively from the 2022 Model Year. FCA accrued estimated amounts for any probable CAFE penalty based on the $5.50 rate for Model Years 2021 and earlier. In addition, as a result of the acquisition, and in accordance with IFRS 3, we recognized an incremental contingent liability of €163 million for the potentially higher fine rate on vehicle shipments prior to the merger date.
In April 2022, NHTSA published a final rule repealing the interim final rule issued in January 2021 and reverting to the December 2016 final rule which increased the CAFE civil penalty rate from $5.00 to $14.00, beginning with 2019 Model Year. Applying the annual inflation adjustment procedures did not result in an increase in the $14.00 rate through 2021 Model Year, but did result in an increased fine rate to $15.00 for 2022 Model Year vehicles. An additional accrual of €655 million was recognized resulting from an increase in the provision related to the Model Year 2019-2021 penalty rate adjustment during the year ended December 31, 2022. NHTSA has subsequently made, and is expected to continue to make, mandatory inflation adjustments to the CAFE civil penalty rate, as required by law for all civil monetary penalties.
Greenhouse Gas Standards
In March 2022, the U.S. Environmental Protection Agency (“EPA”) reinstated California’s authority under the Clean Air Act to enforce its own, more stringent, greenhouse gas (“GHG”) emission standards for passenger vehicles and light-duty trucks (the “California Waiver”). California emission standards covered by the California Waiver may be adopted by other states and to date 17 other states (the “California Waiver States”) have adopted California’s GHG emissions standards under the California Waiver.

Prior to the EPA’s withdrawal of the California Waiver, automotive OEMs were deemed to be compliant with California’s GHG emissions standards if they were compliant with the EPA’s GHG standards. This “deemed to comply” mechanism was removed from the California regulation prior to the reinstatement of the California Waiver. As interpreted by the California Air Resources Board (“CARB”), the EPA’s reinstatement of the California Waiver together with the removal of the “deemed to comply” mechanism means that automotive OEMs are retroactively subject to the separate California GHG standards beginning with the model year 2021 fleet. OEMs may achieve compliance with the California GHG emission standards in several ways, including through the sale of emission-compliant vehicles within their fleet for a given model year, through the carryforward or carryback of excess credits generated by a compliant fleet in past or future years, by the purchase of California-specific regulatory credits from third parties or by a combination of the foregoing.

 We did not meet the California GHG targets for model years 2021, 2022 and 2023, as in planning these model years prior to reinstatement of the California Waiver we assumed the ability to utilize existing credits based on regulations in force at the time. We previously intended to cover such deficits with excess credits generated through our compliance in model years within the applicable five-year carryback period. However, in March 2024, we entered into an agreement with CARB to settle and resolve claims and disputes regarding CARB’s regulation of automotive GHG emissions. The agreement imposes alternative GHG emissions standards for model year 2021 through 2026 passenger cars and light-duty trucks, and includes a commitment from CARB not to enforce the GHG emission standards in its regulations that would otherwise be applicable to such vehicles.
Other commitments, arrangements and contractual rights
At June 30, 2024, total joint venture and associate capital commitments were €2.2 billion for the period 2024 through 2029.

19. Equity
Share capital
At June 30, 2024, the authorized share capital of Stellantis was ninety million Euro (€90,000,000), divided into 4.5 billion (4,500,000,000) Stellantis common shares, nominal value of one Euro cent (€0.01) per share and 4.5 billion (4,499,750,000) class A special voting shares, nominal value of one Euro cent (€0.01) per share each and two hundred and fifty thousand (250,000) class B special voting shares with a nominal value of one euro cent (€0.01) each.
At June 30, 2024, the fully paid-up share capital of Stellantis amounted to €38 million (€31 million at December 31, 2023) and consisted of 3,023,129,879 common shares (3,165,189,336 at December 31, 2023), 866,522,224 special voting shares A (179,790 at December 31, 2023) of which 111,508 held in treasury (110,508 at December 31, 2023) and nil issued special voting shares B (208,622 at December 31, 2023). In the six months ended June 30, 2024, 142,090,297 common shares and 208,622 Class B special voting shares held in treasury were cancelled following April 16, 2024 AGM resolution.
At June 30, 2024 there were 2,941,629,705 outstanding common shares (3,023,099,039 at December 31, 2023). In the six months ended June 30, 2024, 92,120,409 common shares were purchased under the Share buyback program and 10,620,235 were delivered in execution of the Share base compensation plans.
On April 16, 2024, the AGM approved an ordinary dividend distribution of €1.55 per common share corresponding to a total distribution of €4.7 billion, that was paid on May 3, 2024.
Special voting shares
Stellantis adopted a loyalty voting structure on January 17, 2021 whereby certain registered shares that were held for an uninterrupted period of three years in the name of the same shareholder qualify to receive one class A special voting for each common shares registered. During the six months ended June 30, 2024, issuance of these special voting shares has taken place. The details of the loyalty voting structure is discussed in the section Corporate Governance - Loyalty Voting Structure in the Company's Annual Report and Form 20-F for the year ended December 31, 2023 filed with the SEC and AFM on February 22, 2024, (the “Annual Report”).
Share buyback program
At the AGM on April 13, 2023, the Board of Directors was authorized to acquire common shares in the capital of the Company, either through purchase on a stock exchange, through a public tender offer, an offer for exchange or otherwise, up to a maximum number of shares equal to 10 percent of the Company’s issued common shares. The authorization was for a period of 18 months from the date of the 2023 General Meeting of Shareholders. The authorization was renewed in the same terms at the AGM on April 16, 2024 for a period of 18 months from the date of the 2024 General Meeting of Shareholders and therefore up to and including October 15, 2025.
In February 2024, the Company announced a Share Buyback Program (the “Program”), covering up to €3.0 billion (total purchase price excluding ancillary costs) to be executed in the open market with the intent to cancel the common shares acquired through the Program apart from a portion of up to €0.5 billion, which may be used to service share-based compensation and employee stock purchase plans. The purchase price per common share will be no higher than an amount equal to 110 percent of the market price of the shares on the NYSE, Euronext Milan or Euronext Paris. The market price is calculated as the average of the highest price on each of the five days of trading prior to the date on which the acquisition is made, as shown in the official price list of the NYSE, Euronext Milan or Euronext Paris. The share buybacks are subject to market conditions and in compliance with applicable rules and regulations, including the Market Abuse Regulation 596/2014 and the Commission Delegated Regulation (EU) 2016/1052.
In February 2024, the Company entered into an agreement with an independent investment firm that makes its trading decisions concerning the timing of purchases independently of the Company. This agreement related to the first tranche of the Program for a maximum amount of up to €1.0 billion which started in February 2024 and completed in April 2024. Total common shares purchased under this tranche were 41,094,781 at an average price of €24.33 per share for total cash paid of €1.0 billion.

In May 2024, the Company entered into the second tranche of €1.0 billion purchases and completed in June 2024. Total common shares purchased under this tranche were 51,025,628 at an average price of €19.60 per share for total cash paid of €1.0 billion.
Other comprehensive income
The tax effect relating to Other comprehensive income/(loss) was as follows:

	Six months ended June 30,
	2024			2023
	Pre-tax balance	Tax income/(expense)	Net balance	Pre-tax balance	Tax income/(expense)	Net balance
	(€ million)
Fair value remeasurement to cash flow hedges	€593	€(143)	€450	€(1,181)	€304	€(877)
Gains and losses from remeasurement of financial assets	(8)	—	(8)	62	—	62
Actuarial gains and losses on defined benefit pension obligations	(251)	60	(191)	388	(98)	290
Exchange differences on translating foreign operations	463	—	463	(581)	—	(581)
Share of Other comprehensive income/(loss) for equity method investments	22	—	22	(107)	—	(107)
Items relating to discontinued operations	—	—	—	—	—	—
Total Other comprehensive income/(loss)	€819	€(83)	€736	€(1,419)	€206	€(1,213)
20. Earnings per share
Basic earnings per share
Basic earnings per share for the six months ended June 30, 2024 and 2023 was determined by dividing the Net profit attributable to the equity holders of the parent by the weighted average number of shares outstanding during each period.
The following table summarizes the amounts used to calculate the basic earnings per share:

		Six months ended June 30,
		2024	2023
Net profit/(loss) attributable to owners of the parent	million	€5,624	€10,923
Weighted average number of shares outstanding	thousand	3,002,791	3,137,744
Basic earnings per share	€	€1.87	€3.48

Diluted earnings per share
In order to calculate the diluted earnings per share during the six months ended June 30, 2024 and 2023, the weighted average number of shares outstanding was increased to take into consideration the theoretical effect of the potential common shares that would be issued for the outstanding and unvested share-based compensation awards at June 30, 2024 and 2023 as determined using the treasury stock method.
For the six months ended June 30, 2024 and 2023, there were no instruments excluded from the calculation of diluted earnings per share because of an anti-dilutive effect.

The following tables summarize the amounts used to calculate the diluted earnings per share for the six months ended June 30, 2024 and 2023:

		Six months ended June 30,
		2024	2023
Net profit/(loss) attributable to owners of the parent	million	€5,624	€10,923
Weighted average number of shares outstanding	thousand	3,002,791	3,137,744
Number of shares deployable for share-based compensation	thousand	21,659	26,063
Weighted average number of shares outstanding for diluted earnings per share	thousand	3,024,450	3,163,807
Diluted earnings per share	€	€1.86	€3.45
For the six months ended June 30, 2024 and 2023, there were no discontinued operations reported and therefore no impact on diluted earning from discontinued operations.

21. Segment reporting
The Company’s activities are carried out through six reportable segments: five regional vehicle segments (North America, Enlarged Europe, Middle East & Africa, South America and China and India & Asia Pacific) and Maserati, our global luxury brand segment. These reportable segments reflect the operating segments of the Company that are regularly reviewed by the Chief Executive Officer, who is the “chief operating decision maker”, for making strategic decisions, allocating resources and assessing performance, and that exceed the quantitative threshold provided in IFRS 8 – Operating Segments (“IFRS 8”), or whose information is considered useful for the users of the financial statements.
The Company’s five regional vehicle reportable segments deal with the design, engineering, development, manufacturing, distribution and sale of passenger cars, light commercial vehicles and related parts and services in specific geographic areas: North America (U.S., Canada and Mexico), Enlarged Europe (primarily the countries of the European Union and United Kingdom), Middle East & Africa (primarily Turkey, Morocco, Egypt and Algeria), South America (including Central America and the Caribbean islands), and China and India & Asia Pacific (Asia and Pacific countries). The Company's global luxury brand reportable segment, Maserati, deals with the design, engineering, development, manufacturing, worldwide distribution and sale of luxury vehicles under the Maserati brand.
Transactions among the mass-market vehicle segments generally are presented on a “where-sold” basis, which reflect the profit/(loss) on the ultimate sale to third party customer within the segment. This presentation generally eliminates the effect of the legal entity transfer price within the segments. Revenues of the other segments, aside from the mass-market vehicle segments, are those directly generated by or attributable to the segment as the result of its usual business activities and includes revenues from transactions with third parties as well as those arising from transactions with segments, recognized at normal market prices.
Other activities includes the results of our industrial automation systems design and production business, our pre-owned car business, our cast iron components business, our mobility businesses, our software and data businesses, and other investments, including Archer, our financial services activities, as well as the activities and businesses that are not operating segments under IFRS 8. In addition, Unallocated items and eliminations includes consolidation adjustments and eliminations. Financial income and expenses and income taxes are not attributable to the performance of the segments as they do not fall under the scope of their operational responsibilities.
Adjusted operating income is the measure used by the chief operating decision maker to assess performance, allocate resources to the Company's operating segments and to view operating trends, perform analytical comparisons and benchmark performance between periods and among the segments. Adjusted operating income/(loss) excludes from Net profit/(loss) adjustments comprising restructuring and other termination costs, impairments, asset write-offs, disposals of investments and unusual operating income/(expense) that are considered rare or discrete events and are infrequent in nature, as inclusion of such items is not considered to be indicative of the Company's ongoing operating performance, and also excludes Net financial expenses/(income) and Tax expense/(benefit).

Unusual operating income/(expense) are impacts from strategic decisions, as well as events considered rare or discrete and infrequent in nature, as inclusion of such items is not considered to be indicative of the Company's ongoing operating performance. Unusual operating income/(expense) includes, but may not be limited to:
•Impacts from strategic decisions to rationalize Stellantis’ core operations;
•Facility-related costs stemming from Stellantis’ plans to match production capacity and cost structure to market demand; and
•Convergence and integration costs directly related to significant acquisitions or mergers.
See below for a reconciliation of Net profit, which is the most directly comparable measure included in our Semi-Annual Condensed Consolidated Income Statement, to Adjusted operating income. Operating assets are not included in the data reviewed by the chief operating decision maker, and as a result and as permitted by IFRS 8, the related information is not provided.
The following tables summarize selected financial information by segment for the six months ended June 30, 2024 and 2023:

Six months ended June 30, 2024	North America	Enlarged Europe	Middle East & Africa	South America	China and India & Asia Pacific	Maserati	Other activities	Unallocated items & eliminations	Stellantis
	(€ million)
Net revenues from external customers	€38,351	€29,848	€5,005	€7,373	€1,071	€631	€2,511	€227	€85,017
Net revenues from transactions with other segments	2	121	—	(6)	1	—	397	(515)	—
Net revenues	€38,353	€29,969	€5,005	€7,367	€1,072	€631	€2,908	€(288)	€85,017

Net profit/(loss)									€5,647
Tax expense/(benefit)									€1,342
Net financial expenses/(income)									€(350)
Operating income/(loss)									€6,639
Adjustments:
Restructuring and other costs, net of reversals(1)	48	1,087	—	9	—	25	43	—	€1,212
Impairment expense and supplier obligations, net of reversals(2)	2	43	—	—	11	324	8	—	€388
Takata airbags recall campaign, net of recoveries	—	74	4	1	—	—	—	—	€79
Other(3)	119	2	—	29	1	—	(21)	15	€145
Total adjustments	169	1,206	4	39	12	349	30	15	1,824
Adjusted operating income	€4,366	€2,060	€1,047	€1,150	€57	€(82)	€(59)	€(76)	€8,463
Share of profit of equity method investees, excluding adjustments	€(4)	€(90)	€73	€(10)	€(51)	€—	€163	€—	€81
________________________________________________________________________________________________________________________________________________________________________
(1) Primarily related to workforce reductions
(2) Primarily related to certain platform assets in Maserati and Enlarged Europe, net of reversal
(3) Primarily related to costs to support the workforce during the transformation of a plant in North America

Six months ended June 30, 2023	North America	Enlarged Europe	Middle East & Africa	South America	China and India & Asia Pacific	Maserati	Other activities	Unallocated items & eliminations	Stellantis
	(€ million)
Net revenues from external customers	€45,916	€34,811	€4,698	€7,609	€1,985	€1,310	€2,023	€16	€98,368
Net revenues from transactions with other segments	—	50	—	(46)	1	(1)	451	(455)	—
Net revenues	€45,916	€34,861	€4,698	€7,563	€1,986	€1,309	€2,474	€(439)	€98,368

Net profit/(loss)									€10,918
Tax expense/(benefit)									€2,692
Net financial expenses/(income)									€(69)
Operating income/(loss)									€13,541
Adjustments:
Restructuring and other costs, net of reversals(1)	314	252	—	14	—	—	14	—	€594
Reorganization of financial services(2)	—	—	—	—	—	—	140	—	€140
Impairment expense and supplier obligations(3)	(2)	—	—	—	16	—	—	—	€14
Takata airbags recall campaign, net of recoveries	—	(84)	26	(1)	4	—	—	—	€(55)
Other(4)	(80)	29	—	2	(15)	—	(46)	2	€(108)
Total adjustments	232	197	26	15	5	—	108	2	585
Adjusted operating income	€8,027	€3,725	€1,218	€1,075	€294	€121	€(126)	€(208)	€14,126
Share of profit of equity method investees, excluding adjustments	€—	€(45)	€84	€(2)	€13	€—	€243	€—	€293
________________________________________________________________________________________________________________________________________________________________________
(1) Primarily related to workforce reductions
(2) Net costs associated with the reorganization of our financial services activities in Europe
(3) Related to impairments, net of reversals
(4) Mainly related to gains on disposals of investments
22. Subsequent events
In July 2024, Stellantis paid a capital contribution to a joint venture for €229 million ($245 million).
In July 2024, following successful completion of a test flight milestone, Stellantis provided an additional €51 million ($55 million) in funding to Archer.
In July 2024, Stellantis entered into an agreement for a two-phase acquisition of Sopriam, a subsidiary of the Al Mada group specialized in car distribution in Morocco. The initial phase, performed in July 2024, involves immediate majority control by Stellantis, followed by the full acquisition of the remaining outstanding shares by early 2025.
In July 2024, Stellantis announced that it has amended and extended the maturity of its RCF. The RCF remains structured in two tranches: €6.0 billion, with a three-year tenor (July 2027), and €6.0 billion, with a five-year tenor (July 2029), each tranche benefiting from two further extension options, each of one year exercisable on the first and second anniversary of the amendment signing date. Refer to Note 14, Debt for additional information.
In July 2024, Stellantis signed an agreement to dispose of the majority of its shareholding in Comau. Stellantis will remain a minority shareholder. The transaction is expected to close by the end of 2024 and is subject to regulatory approvals and other customary closing conditions.

Responsibility statement
The Board of Directors is responsible for preparing the Semi-Annual Report, inclusive of the Semi-Annual Condensed Consolidated Financial Statements and the Management Discussion and Analysis, in accordance with the Dutch Financial Supervision Act and the applicable International Financial Reporting Standards (IFRS) for interim reporting, IAS 34 - Interim Financial Reporting.
In accordance with Section 5:25d, paragraph 2 of the Dutch Financial Supervision Act, the Board of Directors states that, to the best of its knowledge, the Semi-Annual Condensed Consolidated Financial Statements prepared in accordance with applicable accounting standards provide a true and fair view of the assets, liabilities, financial position and profit or loss of Stellantis and its subsidiaries, and the undertakings included in the consolidation as a whole, and the Management Discussion and Analysis provides a fair review of the information required pursuant to Section 5:25d, paragraphs 8 and 9 of the Dutch Financial Supervision Act.

July 26, 2024

The Board of Directors

John Elkann
Carlos Tavares
Robert Peugeot
Henri de Castries
Fiona Clare Cicconi
Nicolas Dufourcq
Ann Frances Godbehere
Wan Ling Martello
Claudia Parzani
Benoit Ribadeau-Dumas
Jacques de Saint-Exupéry